Exhibit 2

CEMEX, S.A.B. DE C.V.

Separate Financial Statements

December 31, 2018, 2017 and 2016

(With Independent Auditor’s Report Thereon)

INDEX TO THE PARENT COMPANY-ONLY FINANCIAL STATEMENTS

CEMEX, S.A.B. de C.V. (Parent Company-only):

Income Statements for the years ended December 31, 2018, 2017 and 2016	1

Statements of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016	2

Statements of Financial Position as of December 31, 2018 and 2017	3

Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016	4

Statements of Changes in Stockholders’ Equity for the years ended December 31, 2018, 2017 and 2016	5

Notes to the Financial Statements	6

Independent Auditors’ Report - KPMG Cárdenas Dosal, S.C.	36

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Income Statements

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2018	2017	2016
Revenues	2.1, 2.13	$64,705	58,543	53,297
Cost of sales	2.14	(28,928)	(25,287)	(23,073)
Operating expenses	2.14, 4	(21,621)	(19,305)	(17,959)

Operating earnings before other income (expenses), net		14,156	13,951	12,265
Other income (expenses), net	5	38	(1,391)	530

Operating earnings		14,194	12,560	12,795
Financial expense	16	(12,464)	(15,126)	(15,430)
Financial income and other items, net	6	4,348	3,772	801
Foreign exchange results		2,850	(4,593)	5,833
Share of profit of equity accounted investees	12	1,926	17,873	13,431

Net income before income tax		10,854	14,486	17,430
Income tax	18	(387)	738	(3,399)

NET INCOME		$10,467	15,224	14,031

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Comprehensive Income

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2018	2017	2016
NET INCOME		$10,467	15,224	14,031
Items that will not be reclassified subsequently to the income statement
Currency translation effects	2.3	193	(9,263)	10,263
Derivative financial instruments designated as net investment hedge	16.4	—	110	—
Income tax recognized directly in other comprehensive income	18.2	381	(33)	—

Total items of other comprehensive income for the period		574	(9,186)	10,263

TOTAL COMPREHENSIVE INCOME		$11,041	6,038	24,294

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Financial Position

(Millions of Mexican pesos)

	Notes	2018	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7	$670	667
Trade accounts receivable, net	8	3,981	3,993
Other accounts receivable	9	1,075	1,342
Inventories	10	4,183	3,488
Accounts receivable from related parties	17.1	1,724	1,200
Other current assets	11	24	68

Total current assets		11,657	10,758

NON-CURRENT ASSETS
Equity accounted investees	12	418,417	414,951
Other investments and non-current accounts receivable	13	1,577	2,077
Accounts receivable from related-parties long term	17.1	42	—
Property, machinery and equipment, net	14	3,599	3,523
Deferred income tax assets	18.2	812	828

Total non-current assets		424,447	421,379

TOTAL ASSETS		$436,104	432,137

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt	16.1	$570	15,844
Other financial obligations	16.2	2,179	9,110
Trade payables		8,648	7,437
Accounts payable to related parties	17.1	73,210	60,141
Other current liabilities	15	5,410	6,015

Total current liabilities		90,017	98,547

NON-CURRENT LIABILITIES
Long-term debt	16.1	144,650	140,208
Other financial obligations	16.2	10,213	10,515
Long-term accounts payable to related parties	17.1	218	373
Tax payable and other long-term liabilities	18.1	2,356	2,954

Total non-current liabilities		157,437	154,050

TOTAL LIABILITIES		247,454	252,597

STOCKHOLDERS’ EQUITY
Common stock and additional paid-in capital	19.1	145,322	144,654
Other equity reserves	2.12	11,869	13,483
Retained earnings	19.2	20,992	6,179
Net income		10,467	15,224

TOTAL STOCKHOLDERS’ EQUITY		188,650	179,540

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		436,104	432,137

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Cash Flows

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2018	2017	2016
OPERATING ACTIVITIES
Net income		$10,467	15,224	14,031
Non-cash items:
Depreciation of property, machinery and equipment	4, 14	65	269	491
Share of profit of equity accounted investees	12	(1,926)	(17,873)	(13,431)
Financial items, net		5,266	15,947	8,796
Income taxes	18.1	387	(738)	3,399
Results from the sale of assets	5	(36)	(41)	(319)
Changes in working capital		16,422	7,524	61,768

Net cash flow provided by operating activities before financial expense and income taxes		30,645	20,312	74,735
Financial expense paid		(12,065)	(12,287)	(12,802)
Income taxes paid	18.1	(989)	(636)	(929)

Net cash flows provided by operating activities		17,591	7,389	61,004

INVESTING ACTIVITIES
Equity accounted investees	12	(374)	(375)	(36,964)
Disposal of investments in associates	12	11	7,106	—
Financial instruments	16.1	—	(942)	435
Property, plant and equipment	14	106	(216)	—

Net cash flows (used in) provided by investing activities		(257)	5,573	(36,529)

FINANCING ACTIVITIES
Long-term related parties, net	17.1	(198)	(429)	867
Derivative financial instruments	16.4	392	1,489	180
Repayment of debt, net	16	(8,885)	(12,180)	(22,707)
Other financial obligations, net	16.2	(6,665)	—	—
Repurchase of shares under program	19.1	(1,520)	—	—
Securitization of trade accounts receivable	16.2	128	1,100	(745)
Other financial expenses paid in cash	16	(583)	(2,627)	(2,026)

Net cash flows used in financing activities		(17,331)	(12,647)	(24,431)

Increase in cash and cash equivalents		3	315	44
Cash and cash equivalents at beginning of period		667	352	308

CASH AND CASH EQUIVALENTS AT END OF PERIOD	7	$670	667	352

Changes in working capital:
Trade accounts receivable, net	8	$12	(264)	(257)
Other accounts receivable	9	267	(395)	142
Inventories	10	(695)	250	(897)
Short-term related parties, net	17.1	16,232	6,161	59,191
Trade payables		1,211	1,796	2,068
Other current liabilities	15	(605)	(24)	1,521

Changes in working capital, excluding income taxes		$16,422	7,524	61,768

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V. (PARENT COMPANY-ONLY)

Statements of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Notes	Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total stockholders’ equity
Balance as of December 31, 2015		$4,158	115,466	15,273	8,582	143,479
Comprehensive income, net		—	—	10,263	14,031	24,294
Capitalization of retained earnings	19.1	4	6,966	—	(6,970)	—
Share-based compensation	19.1	—	742	(742)	—	—

Balance as of December 31, 2016		$4,162	123,174	24,794	15,643	167,773
Comprehensive income, net		—	—	(9,186)	15,224	6,038
Capitalization of retained earnings	19.1	5	9,459	—	(9,464)	—
Effects of early conversion of convertible subordinated notes	16.2	4	7,059	(1,334)	—	5,729
Share-based compensation	19.1	—	791	(791)	—	—

Balance as of December 31, 2017		$4,171	140,483	13,483	21,403	179,540
Effects from adoption of IFRS 9	2.1, 8	—	—	—	(411)	(411)

Balance as of January 1, 2018		4,171	140,483	13,483	20,992	179,129
Comprehensive income, net		—	—	574	10,467	11,041
Share-based compensation	19.1	—	668	(668)	—	—
Share repurchase program	19.1	—	—	(1,520)	—	(1,520)

Balance as of December 31, 2018		$4,171	141,151	11,869	31,459	188,650

The accompanying notes are part of these Parent Company-only financial statements.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico, holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, in order to facilitate the acquisition of financing and run its operations in Mexico more efficiently, CEMEX, S.A.B. de C.V. carries out all business and operational activities of the cement, ready-mix concrete and aggregates sectors in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on January 30, 2019 considering the favorable recommendation of its Audit Committee. These financial statements will be submitted for authorization to the Annual General Ordinary Shareholders’ Meeting of the Parent Company on March 28, 2019.

2)	SIGNIFICANT ACCOUNTING POLICIES

2.1)	BASIS OF PRESENTATION AND DISCLOSURE

CEMEX, S.A.B. de C.V.’s financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Presentation currency and definition of terms

During the reported periods, the presentation currency of the financial statements was the Mexican peso. When reference is made to pesos or “$” it means Mexican pesos. The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “US$” or “dollars”, it means dollars of the United States of America (“United States”). When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in pesos or dollars, as applicable, represent those peso or dollar amounts or could be converted into pesos or dollars at the rate indicated. As of December 31, 2018 and 2017, translations of pesos into dollars and dollars into pesos, were determined for statement of financial position amounts using the closing exchange rate of $19.65 for both years, and for statements of operations amounts, using the average exchange rates of $19.26, $18.88 and $18.72 pesos per dollar for 2018, 2017 and 2016, respectively. When the amounts between parentheses are the peso and the dollar, the amounts were determined by translating the euro amount into dollars using the closing exchange rates at year-end and then translating the dollars into pesos as previously described.

Newly issued IFRS adopted in 2018

IFRS 9, Financial Instruments: classification and measurement (“IFRS 9”) (note 2.5)

Effective beginning January 1, 2018, IFRS 9 sets forth the guidance relating to the classification and measurement of financial assets and financial liabilities, the accounting for expected credit losses of financial assets and commitments to extend credits, as well as the requirements for hedge accounting; and replaced IAS 39, Financial instruments: recognition and measurement (“IAS 39”). CEMEX, S.A.B. de C.V. applied IFRS 9 prospectively. The accounting policies were changed to comply with IFRS 9. The changes required by IFRS 9 are described as follows:

Among other aspects, IFRS 9 changed the classification categories for financial assets under IAS 39 and replaced them with categories that more closely reflect the measurement method, the contractual cash flow characteristics and the entity’s business model for managing the financial asset:

•

Cash and cash equivalents, trade and other accounts receivable and other financial assets, which were classified as “Loans and receivables” and measured at amortized cost under IAS 39, are now classified as “Held to collect” under IFRS 9 and continue to be measured at amortized cost.

•

Investments and non-current accounts receivable that were classified as “Held to maturity” and measured at amortized cost under IAS 39, are now classified as “Held to collect” under IFRS 9 and continue to be measured at amortized cost.

•

Investments that were classified as “Held for trading” and measured at fair value through profit or loss under IAS 39, are now classified as “Other investments” under IFRS 9 and are measured at fair value through profit or loss.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Newly issued IFRS adopted in 2018 - IFRS 9 - continued

•

Certain investments that were classified as “Held for sale” and measured at fair value through other comprehensive income under IAS 39, are now considered as strategic investments under IFRS 9 and continue to be measured at fair value through other comprehensive income.

Debt instruments and other financial obligations continue to be classified as “Loans” and measured at amortized cost under IFRS 9 and derivative financial instruments continue to be measured at fair value through profit or loss under IFRS 9.

CEMEX, S.A.B. de C.V. assessed which business models applied to its financial assets and liabilities as of the date of initial application of IFRS 9 and classified its financial instruments into the appropriate IFRS 9 categories. As of January 1, 2018, the changes due to the classification and measurement requirements under IFRS 9 did not impact either the measurement or carrying amount of financial assets and liabilities and there was no effect on CEMEX, S.A.B. de C.V.´s retained earnings.

In addition, under the new impairment model under IFRS 9 based on expected credit losses, impairment losses for the entire lifetime of financial assets, including trade accounts receivable, are recognized on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. CEMEX, S.A.B. de C.V. developed an expected credit loss model applicable to its trade accounts receivable that considers the historical performance and economic environment, as well as the credit risk and expected developments for each group of customers and applied the simplified approach upon adoption of IFRS 9. The effects of the adoption of IFRS 9 on January 1, 2018 related to the expected credit loss model represented an increase in the allowance for expected credit losses of $111 recognized against retained earnings, net of a deferred income tax asset of $33. The balances of such allowance and deferred tax assets increased from the reported amounts as of December 31, 2017 of $256 and $828, respectively, to $367 and $861 as of January 1, 2018, respectively, after the adoption effects.

In connection with hedge accounting under IFRS 9, among other changes, there is a relief for entities in performing: a) the retrospective effectiveness test at inception of the hedging relationship; and b) the requirement to maintain a prospective effectiveness ratio between 0.8 and 1.25 at each reporting date for purposes of sustaining the hedging designation, both requirements of IAS 39. Under IFRS 9, a hedging relationship can be established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy. IFRS 9 maintains the same hedge accounting categories of cash flow hedge, fair value hedge and hedge of a net investment established in IAS 39, as well as the requirement of recognizing the ineffective portion of a cash flow hedge immediately in the income statement. CEMEX, S.A.B. de C.V. performed an analysis of its derivative financial instruments upon adoption of IFRS 9 on January 1, 2018 and determined that the changes in hedge accounting described above did not impact either the measurement or carrying amount of the assets and liabilities related to its derivative financial instruments and there was no effect on CEMEX, S.A.B. de C.V.’s retained earnings.

IFRS 15, Revenues from contracts with customers (“IFRS 15”)

Under IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, following a five step model: Step 1: Identify the contract(s) with a customer (agreement that creates enforceable rights and obligations); Step 2: Identify the different performance obligations (promises) in the contract and account for those separately; Step 3: Determine the transaction price (amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services); Step 4: Allocate the transaction price to each performance obligation based on the relative stand-alone selling prices of each distinct good or service; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation by transferring control of a promised good or service to the customer. A performance obligation may be satisfied at a point in time (typically for the sale of goods) or over time (typically for the sale of services and construction contracts). IFRS 15 also includes disclosure requirements to provide comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. IFRS 15 was effective on January 1, 2018 and supersedes all existing guidance on revenue recognition.

After an extensive analysis of its contracts with customers, business practices and operating systems for all the reported periods, in order to review the different performance obligations and other promises (discounts, loyalty programs, rebates, etc.) included in such contracts, aimed to determine the differences in the accounting recognition of revenue with respect to prior IFRS, CEMEX, S.A.B. de C.V. adopted IFRS 15 on January 1, 2018 using the retrospective approach, without any significant effects on its operating results and financial situation, and restated the previously reported amounts of revenues for 2017 and 2016, resulting in an initial reclassification of other provisions to contract liabilities of $116 as of January 1, 2016, and a subsequent net decrease in revenues of $3 for each year, relate to IFRS 15 (note 3). These changes in revenues refer to certain discounts and rebates included in certain contracts and were recognized against deferred revenue as contract liabilities in the statement of financial position after IFRS 15 effects. Changes in equity upon adoption were not significant.

Income Statements

CEMEX, S.A.B. de C.V. includes the line item titled “Operating earnings before other income (expenses), net” considering that it is a relevant operating measure for CEMEX, S.A.B. de C.V.’s management. The line item “Other income (expenses), net” consists primarily of revenues and expenses not directly related to CEMEX, S.A.B. de C.V.’s main activities, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs, among others (note 5). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other income (expenses), net” and the display of the income statement vary significantly by industry and company according to specific needs.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Income Statements - continued

Considering that it is an indicator of CEMEX, S.A.B. de C.V.’s ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of note 16.1, CEMEX, S.A.B. de C.V. presents “Operating EBITDA” (operating earnings before other income (expenses), net, plus depreciation and amortization). This is not an indicator of CEMEX, S.A.B. de C.V.’s financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. This indicator is used by CEMEX, S.A.B. de C.V.’s management for decision-making purposes.

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

•

In 2017 and 2016, in connection with the capitalization of retained earnings, the increases in common stock and additional paid-in capital associated against retained earnings for $9,464 and $6,970, respectively; and in connection with the CPOs issued as part of the executive share-based compensation programs, the total increases in equity for $668 in 2018, $791 in 2017 and $742 in 2016; (note 19.1); and

•

In 2017, in connection with the early conversion of part of the 2018 optional convertible subordinated notes, the decrease in debt for $5,468, the net decrease in other equity reserves for $1,334, the increase in common stock for $4 and the increase in additional paid-in capital for $7,059; (note 19.1);

2.2)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value. Significant judgment is required by management to appropriately assess the amounts of these concepts.

2.3)	FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 2.12) until the disposal of the foreign net investment, at which time, the accumulated amount is recycled through the income statement as part of the gain or loss on disposal.

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to pesos at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 2.12) until the disposal of the net investment in the foreign subsidiary.

Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities.

The most significant closing exchange rates and the approximate average exchange rates for statement of financial position accounts and income statement accounts as of December 31, 2018, 2017 and 2016, were as follows:

	2018		2017		2016
Currency	Closing	Average	Closing	Average	Closing	Average
Dollar	19.6500	19.2583	19.6500	18.8800	20.7200	18.7200
Euros	22.5169	22.7036	23.5866	21.4122	21.7945	20.6564
British Pound Sterling	25.0557	25.6059	26.5361	24.4977	25.5361	25.0731

The peso to U.S. dollar exchange rate used by CEMEX, S.A.B. de C.V. is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX, S.A.B. de C.V. and those exchange rates published by the Central Bank of Mexico.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

2.4)	CASH AND CASH EQUIVALENTS (note 7)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly-liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the income statement as part of “Financial income and other items, net.” The amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments, comprised of deposits in margin accounts that guarantee certain of CEMEX, S.A.B. de C.V.’s obligations, to the extent that the restriction will be lifted in less than three months from the statement of financial position reporting date. When the restriction period is greater than three months, such restricted cash and investments are not considered cash equivalents and are included within short-term or long-term “Other accounts receivable,” as appropriate. When contracts contain provisions for net settlement, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX, S.A.B. de C.V. has with its counterparties.

2.5)	FINANCIAL INSTRUMENTS

As mentioned in note 2.1, IFRS 9 was adopted prospectively by CEMEX, S.A.B. de C.V. for the period starting January 1, 2018. The accounting policies under IFRS 9 are described as follows:

Classification and measurement of financial instruments

The financial assets that meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows, and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are classified as “Held to collect” and measured at amortized cost. Amortized cost represents the net present value (“NPV”) of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

•	Cash and cash equivalents (notes 2.4 and 7).

•

Trade receivables, other current accounts receivable and other current assets (notes 8, 9 and 11). Due to their short-term nature, CEMEX, S.A.B. de C.V. initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below.

•

Trade receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained in the statement of financial position (notes 8 and 16.2).

•

Investments and non-current accounts receivable (notes 12 and 13). Subsequent changes in effects from amortized cost are recognized in the income statement as part of “Financial income and other items, net”.

Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves”. CEMEX, S.A.B. de C.V. does not maintain financial assets “Held to collect and sell” whose business model has the objective of collecting contractual cash flows and then selling those financial assets.

The financial assets that are not classified as “Held to collect” or that do not have strategic characteristics fall into the residual category of held at fair value through the income statement as part of “Financial income and other items, net,” (note 6).

Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 16.1 and 16.2). Interest accrued on financial instruments is recognized within “Other accounts payable and accrued expenses” against financial expense. During the reported periods, CEMEX, S.A.B. de C.V. did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments.

Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within “Financial income and other items, net” for the period in which they occur, except in the case of hedging instruments as described below (note 6).

Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the expected credit loss model for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability.

Costs incurred in the issuance of debt or borrowings

Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the income statement as incurred.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Finance leases

Finance leases are recognized as financing liabilities against a corresponding fixed asset for the lesser of the market value of the leased asset and the NPV of future minimum lease payments, using the contract’s implicit interest rate to the extent available, or the incremental borrowing cost. The main factors that determine a finance lease are: a) ownership title of the asset is transferred to CEMEX, S.A.B. de C.V. at the expiration of the contract; b) CEMEX, S.A.B. de C.V. has a bargain purchase option to acquire the asset at the end of the lease term; c) the lease term covers the majority of the useful life of the asset; and/or d) the NPV of minimum payments represents substantially all the fair value of the related asset at the beginning of the lease.

Financial instruments with components of both liabilities and equity (note 16.2)

Financial instruments that contain components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated in its same functional currency, are accounted for by each component being recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves”, net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the liability component represents the difference between the principal amount and the fair value of the conversion option premium, which reflects the equity component (note 16.2). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the income statement.

Hedging instruments (note 16.4)

A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 16.4). The accounting categories of hedging instruments are: a) cash flow hedge, b) fair value hedge of an asset or forecasted transaction, and c) hedge of a net investment in a subsidiary.

In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within other equity reserves (note 16.4), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX, S.A.B. de C.V. did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX, S.A.B. de C.V. believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

Embedded derivative financial instruments

CEMEX, S.A.B. de C.V. reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments.

Put options granted for the purchase of non-controlling interests and investees

Represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a subsidiary of CEMEX, S.A.B. de C.V. When the obligation should be settled in cash or through the delivery of another financial asset, CEMEX, S.A.B. de C.V. recognizes a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and CEMEX, S.A.B. de C.V. has the election to settle using its own shares.

In respect of a put option granted for the purchase of an investee, CEMEX, S.A.B. de C.V. would recognize a liability against a loss in the statements of operations whenever the estimated purchase price exceeds the fair value of the net assets to be acquired by CEMEX, S.A.B. de C.V., had the counterparty exercised its right to sell. As of December 31, 2018 and 2017, there were no written put options.

Fair value measurements (note 16.3)

Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Fair value measurements - continued

The three levels of the fair value hierarchy are as follows:

•

Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX, S.A.B. de C.V. has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

•

Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX, S.A.B. de C.V. determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable.

•

Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX, S.A.B. de C.V. used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value.

2.6)	INVENTORIES (note 10)

Inventories are valued using the lower of cost or net realizable value. The cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX, S.A.B. de C.V. analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

2.7)	EQUITY ACCOUNTED INVESTEES (note 12)

Investments in controlled entities and associates, which are not classified as held for sale, are measured using the equity method.

2.8)	PROPERTY, MACHINERY AND EQUIPMENT (note 14)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (note 4) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2018, the average useful lives by category of property, machinery and equipment, were as follows:

Years
Administrative and industrial buildings	68
Machinery and equipment in plant	25
Ready-mix trucks and motor vehicles	10

CEMEX, S.A.B. de C.V. capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX, S.A.B. de C.V.’s corporate average interest rate and the average balance of investments in process for the period.

All waste removal costs or stripping costs incurred in the operative phase of a surface mine in order to access the mineral reserves are recognized as part of the carrying amount of the related quarries. Capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units of production method.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. Capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance on fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable.

The useful lives and residual values of property, machinery and equipment are reviewed at each reporting date and adjusted if appropriate.

2.9)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 12 and 14)

Property, machinery and equipment and other investments

These assets are tested for impairment upon the occurrence of a significant adverse event, changes in CEMEX, S.A.B. de C.V.’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other income (expenses), net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as determined by external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Property, machinery and equipment and other investments - continued

The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers.

Equity accounted investees

Equity accounted investees are tested for impairment when required due to significant adverse changes, by determining the recoverable amount of such investment, which consists of the higher of the investment in subsidiaries and associates’ fair value, less cost to sell and value in use, represented by the discounted amount of estimated future cash flows to be generated to which those net assets relate. CEMEX, S.A.B. de C.V. determines initially its discounted cash flows over periods of 5 to 10 years, depending on the economic cycle. If the value in use of the equity accounted investees is lower than its corresponding carrying amount, the Parent Company determines the fair value of its investment using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other income (expenses), net”, if the recoverable amount is lower than the net book value of the investment.

2.10)	PROVISIONS (note 15)

CEMEX, S.A.B. de C.V. recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2018 and 2017, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX, S.A.B. de C.V.’s other current and non-current liabilities and provisions are detailed in note 15.

Considering guidance under IFRS, CEMEX, S.A.B. de C.V. recognizes provisions for levies imposed by governments until the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation.

Contingencies and commitments (note 20)

Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. CEMEX, S.A.B. de C.V. recognizes contingent revenues, income or assets only when their realization is virtually certain.

2.11)	INCOME TAXES (note 18)

The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary. Deferred income taxes is the result of applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX, S.A.B. de C.V. expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX, S.A.B. de C.V. believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX, S.A.B. de C.V. would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX, S.A.B. de C.V. would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made.

In order to determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX, S.A.B. de C.V. takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX, S.A.B. de C.V. analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX, S.A.B. de C.V.’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX, S.A.B. de C.V.’s income statement for such period.

The income tax effects from an uncertain tax position are recognized when is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information, and they are measured using a cumulative probability model. Each position has been considered on its own, regardless of its relation to any other broader tax settlement. The high probability threshold represents a positive assertion by management that CEMEX, S.A.B. de C.V. is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the income statements.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Income taxes - continued

The effective income tax rate is determined dividing the line item “Income Tax” by the line item “Earnings before income tax.” This effective tax rate is further reconciled to CEMEX, S.A.B. de C.V.’s statutory tax rate applicable in Mexico (note 18). A significant effect in CEMEX, S.A.B. de C.V.’s effective tax rate and consequently in the reconciliation of CEMEX, S.A.B. de C.V.’s effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the effective tax rates.

CEMEX, S.A.B. de C.V.’s current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rates fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains.

2.12)	STOCKHOLDERS’ EQUITY

Common stock and additional paid-in capital (note 19.1)

These items represent the value of stockholders’ contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.’s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners. The most significant items within “Other equity reserves” during the reported periods are as follows:

Items of “Other equity reserves” included within other comprehensive income:

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 19.1);

•	Changes in fair value of other investments in strategic securities (note 2.5); and

•	Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive income:

•

The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (note 16.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and

•	The items recognized by the subsidiaries in “Other equity reserves”, which are recognized through the equity method.

Retained earnings (note 19.2)

Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS.

2.13)	REVENUE RECOGNITION (note 3)

As mentioned in note 2.1, CEMEX, S.A.B. de C.V. adopted IFRS 15 on January 1, 2018 using the retrospective approach. CEMEX, S.A.B. de C.V. policies under IFRS 15 are as follows:

Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received by CEMEX, S.A.B. de C.V.’s for goods and services supplied as a result of their ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers.

Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract.

Revenue and costs from trading activities, in which CEMEX, S.A.B. de C.V. acquires finished goods from a third party and subsequently sells the goods to another third-party, are recognized on a gross basis, considering that CEMEX, S.A.B. de C.V. assumes ownership risks on the goods purchased, not acting as agent or broker.

When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX, S.A.B. de C.V. apply the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed, whichever better reflects the percentage of completion under the specific circumstances. Revenue and costs related to such construction contracts are recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity.

Progress payments and advances received from customers do not reflect the work performed and are recognized as a short-term or long-term advanced payments, as appropriate.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

2.14)	COST OF SALES AND OPERATING EXPENSES (note 4)

Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX, S.A.B. de C.V.’s ready-mix concrete business.

Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company’s management.

Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities.

Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

2.15)	CONCENTRATION OF BUSINESS AND CREDIT

CEMEX, S.A.B. de C.V. sells its products primarily to distributors in the construction industry. As of and for the years ended December 31, 2018, 2017 and 2016, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

2.16)	NEWLY ISSUED IFRS NOT YET ADOPTED

IFRS issued as of the date of issuance of these financial statements which have not yet been adopted are described as follow:

IFRS 16, Leases (“IFRS 16”)

IFRS 16 defines leases as any contract or part of a contract that conveys to the lessee the right to use an asset for a period in exchange for consideration and the lessee directs the use of the identified asset throughout that period. IFRS 16 introduces a single lessee accounting model, and requires a lessee to recognize, for all leases, allowing exemptions in case of the leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use over the underlying asset against a corresponding financial liability, representing the NPV of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. A lessee shall present either in the statement of financial position, or disclose in the notes, right-of-use assets separately from other assets, as well as, lease liabilities separately from other liabilities. IFRS 16 is effective beginning January 1, 2019 and will supersede all current standards and interpretations related to lease accounting.

As of December 31, 2018, by means of analyses of its outstanding lease contracts and other contracts that may have embedded the use of an asset and the assessment of the most relevant characteristics of such contracts (types of assets, committed payments, maturity dates, renewal clauses, etc.), CEMEX, S.A.B. de C.V. has substantially concluded the inventory and measurement of its leases for purposes of adopting IFRS 16 and is in its final review. Moreover, CEMEX, S.A.B. de C.V. has defined its accounting policy under IFRS 16 and will apply the recognition exception for short-term leases and low-value assets, as well as the practical expedient to not separate the non-lease component from the lease component included in the same contract. CEMEX, S.A.B. de C.V. will adopt IFRS 16 using the full retrospective approach pursuant to which prior periods will be restated. Upon adoption of IFRS 16 beginning on January 1, 2019, CEMEX, S.A.B. de C.V. has estimated a range for its opening statement of financial position effects, which includes leases with related and third parties (note 17.2 and 20.4), as of January 1, 2017, as follows:

		As of January 1, 2017
		Low	High
Assets for the right-of-use	US	$721	882
Financial liabilities		803	982

Retained earnings [1]	US	$(82)	(100)

1

Refers to a timing difference between depreciation expense of the assets calculated under the straight-line method and the interest expense from the liability determined under the effective interest rate method since the beginning of the contracts. This difference will reverse over the remaining life of the contracts.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Newly issued IFRS not yet adopted - continued

In addition to IFRS 16, there are several amendments or new IFRS issued but not yet effective which are under analysis and CEMEX, S.A.B. de C.V.’s management expects to adopt in their specific effective dates considering preliminarily without any significant effect in CEMEX, S.A.B. de C.V.’s financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date

Amendments to IFRS 9	Prepayment features with negative compensation do not automatically preclude amortized cost accounting.	January 1, 2019

IFRIC 23, Uncertainty over income tax treatments	When an entity concludes that it is not probable that a particular tax treatment is accepted, the decision should be based on which method provides better predictions of the resolution of the uncertainty.	January 1, 2019

Amendments to IAS 28, Long-term interests in associates and joint ventures (“IAS 28”)	The amendment clarifies that IFRS 9, including its impairment requirements, applies to long-term interests.	January 1, 2019

Amendments to IAS 12, Income taxes	Clarify that an entity should recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized the transactions that generated the distributable profits.	January 1, 2019

Amendments to IAS 23, Borrowing costs	Clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.	January 1, 2019

Amendments to IFRS 3, Business combinations	Clarify that when an entity obtains control of a business that is a joint operation, the entity applies the requirements for a business combination achieved in stages, including remeasuring its previously held interest in the joint operation at fair value.	January 1, 2019

Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarify the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture	Has yet to be set

IFRS 17, Insurance contracts	The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, Insurance Contracts. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2021

3)	REVENUES

CEMEX, S.A.B. de C.V.’s revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. CEMEX, S.A.B. de C.V. grants credit for terms ranging from 15 to 90 days depending of the type and risk of each customer. For the years ended December 31, 2018, 2017 and 2016, revenues are as follows:

	2018	2017	2016
From the sale of goods associated to CEMEX, S.A.B. de C.V.’s main activities	$62,444	56,854	51,904
From the sale of other goods and services	1,415	953	586

	$63,859	57,807	52,490

In addition to the revenues from sale, distribution and services related to the construction, the revenues from Parent Company-only activities as of December 31, 2018, 2017 and 2016, consisted of the following:

	2018	2017	2016
Rental income	$72	65	63
License fees and administrative services	774	671	744

	$846	736	807

Under IFRS 15, some commercial practices of CEMEX, S.A.B. de C.V., in the form of certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price being allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the income statement during the period in which the incentive is exercised by the customer or until it expires.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Revenues - continued

For the years ended December 31, 2018, 2017 and 2016 changes in the balance of contract liabilities with customers are as follows:

	2018	2017	2016
Opening balance of contract liabilities with customers	$218	201	116
Increase during the period for new transactions	424	444	271
Decrease during the period for exercise or expiration of incentives	(376)	(427)	(186)

Closing balance of contract liabilities with customers	$266	218	201

For the years 2018, 2017 and 2016, CEMEX, S.A.B. de C.V. did not identify any costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15.

4)	OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

CEMEX, S.A.B. de C.V.’s operating expenses during 2018, 2017 and 2016 by function are as follows:

	2018	2017	2016
Administrative expenses	$11,942	10,933	10,046
Selling expenses	882	845	952
Distribution and logistics expenses	8,797	7,527	6,961

	$21,621	19,305	17,959

Depreciation and amortization expense recognized during 2018, 2017 and 2016 are detailed as follows:

	2018	2017	2016
Depreciation and amortization expense included in cost of sales	$56	231	423
Depreciation and amortization expense included in operating expenses	9	38	68

	$65	269	491

5)	OTHER INCOME (EXPENSES), NET

The detail of the line item “Other income (expenses), net” in 2018, 2017 and 2016 was as follows:

	2018	2017	2016
Results from the sale of assets, net	$36	41	319
Miscellaneous fees	1	(730)	—
Others	1	(702)	211

	$38	(1,391)	530

For the year ended as of December 31, 2017, the miscellaneous fees are related to the resources paid in relation to the assets sale in some of our subsidiaries. Moreover, for the year 2016, the Results from the sale of assets, net, include a gain of the divestment of equity interest in associates from $293 (US$14) (note 12).

6)	FINANCIAL INCOME AND OTHER ITEMS, NET

For the years ended December 31, 2018, 2017 and 2016, the detail of “Financial income and other items, net” is as follows:

	2018	2017	2016
Results in the sale of associates and remeasurement of previously held interest before change in control of associates (note 12)	$(25)	3,541	—
Financial income	3,575	58	453
Results from financial instruments, net (notes 13 and 16.4)	798	173	348

	$4,348	3,772	801

For the period ended as of December 31, 2017, the caption Result in the sale of associates and remeasurement of previously held interest before change in control of associates, represents the gain on the sale of GCC shares (note 12).

7)	CASH AND CASH EQUIVALENTS

As of December 31, 2018 and 2017, cash and cash equivalents include cash and bank accounts of $670 and $667, respectively.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

8)	TRADE ACCOUNTS RECEIVABLE, NET

As of December 31, 2018 and 2017, trade accounts receivable, net consisted of:

	2018	2017
Trade accounts receivable	$4,298	4,249
Allowances for expected credit losses	(317)	(256)

	$3,981	3,993

As of December 31, 2018 and 2017, trade accounts receivable include receivables of $2,214 (US$113) and $2,234 (US$114), respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, in which CEMEX, S.A.B. de C.V., effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX, S.A.B. de C.V., retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX, S.A.B. de C.V., of $1,762 (US$90) in 2018 and $1,634 (US$83) in 2017, were recognized within the line item of “Other financial obligations,” the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $168 (US$9) in 2018, $93 (US$5) in 2017 and $70 (US$3) in 2016. CEMEX, S.A.B. de C.V., securitization programs are negotiated for periods of one to two years and are usually renewed at their maturity.

Allowances for doubtful accounts were established until December 31, 2017 based on incurred loss analyses over delinquent accounts considering aging of balances, the credit history and risk profile of each customer and legal processes to recover accounts receivable. Beginning in 2018 such allowances are determined and recognized upon origination of the trade accounts receivable based on a model that calculates the expected credit loss (“ECL”) of the trade accounts receivable (note 2.1). For the years ended as of December 31, 2018, 2017 and 2016, the expense related with the allowances of accounts were $35, $78 and $144, respectively, which were recognized as part of the operating expense.

Under this ECL model, CEMEX, S.A.B. de C.V. segments its accounts receivable in a matrix by type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

Changes for the expected credit losses in 2018, 2017 and 2016, were as follows:

	2018	2017	2016
Allowances for expected credit losses at beginning of period	$256	219	77
Adoption effects of IFRS 9 charged to retained earnings (note 2.1)	111	—	—
Charged to selling expenses	35	78	144
Deductions	(85)	(41)	(2)

Allowances for expected credit losses at end of period	$317	256	219

9)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2018 and 2017, other accounts receivable include the following:

	2018	2017
Other refundable taxes	$327	57
Derivative financial instruments (note 16.4)	9	1,056
Non-trade accounts receivable [1]	739	229

	$1,075	1,342

1	Non-trade accounts receivable are mainly attributable to the sale of assets.

10)	INVENTORIES

As of December 31, 2018 and 2017, the balance of inventories was summarized as follows:

	2018	2017
Finished goods	$890	689
Work-in-process	605	656
Raw materials	636	528
Materials and spare parts	1,816	1,244
Inventory in transit	236	371

	$4,183	3,488

For the years ended December 31, 2018 and 2017, CEMEX, S.A.B. de C.V., recognized in the income statement, inventory obsolescence of $44 and $77, respectively.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

11)	OTHER CURRENT ASSETS

As of December 31, 2018 and 2017, other current assets consisted of:

	2018	2017
Advance payments	$2	46
Assets held for sale	22	22

	$24	68

12)	EQUITY ACCOUNTED INVESTEES

As of December 31, 2018 and 2017 equity accounted investees, include the following:

	Activity	Country	%	2018	2017
CEMEX México, S.A. de C.V	Cement	Mexico	100.0	$309,447	301,364
CEMEX Trademarks Holding Ltd	Holding	Switzerland	49.2	57,889	55,129
CEMEX Operaciones México, S.A. de C.V.	Holding	Mexico	21.3	37,516	46,861
CEMEX Central, S.A. de C.V.	Administrative Services	Mexico	100.0	8,819	7,357
CAMCEM , S.A. de C.V.	Cement	Mexico	40.1	4,087	3,618
Other companies	—	—	—	659	622

				$418,417	414,951

Out of which:
Book value				$533,222	533,163
Changes in stockholders’ equity				$(114,805)	(118,212)

On January 25, 2017, in a public offering to investors in Mexico conducted through the BMV and in a concurrent private placement to eligible investors outside of Mexico, the Parent Company and Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) announced the offering of up to 76,483,332 shares (then all the shares of GCC owned by CEMEX, S.A.B. de C.V.). During 2017, after conclusion of the public offering and the private placement, CEMEX, S.A.B. de C.V. sold 45 million shares, 13.53% of the common stock of GCC, at a price of 95.00 pesos per share receiving $4,094 after deducting commissions and offering expenses and recognized a gain on sale in 2017 of $1,859 as part of “Financial income and other items, net” in the income statement.

In addition, on September 28, 2017, CEMEX, S.A.B. de C.V. announced the definitive sale to two financial institutions of the remaining 31,483,332 shares of GCC, which represented approximately 9.47% of the equity capital of GCC. Proceeds from the sale were $3,012 and generated a gain on sale of $1,682 in 2017 recognized as part of “Financial income and other items, net” in the income statement. CEMEX, S.A.B. de C.V. continues to have an approximate 20% indirect interest in GCC through CAMCEM, S.A. de C.V., GCC’s parent company. In addition, CEMEX, S.A.B. de C.V. entered into equity forward contracts on GCC’s stock price, with net cash settlements (note 16.4).

During 2017 and 2016, CEMEX, S.A.B. de C.V. made stockholders’ equity contributions to subsidiaries of $418 and $37,039, respectively. In connection with such contributions in 2017 and 2016, CEMEX, S.A.B. de C.V. made a contribution to CEMEX, Inc and CEMEX Research Group AG, respectively, subsidiaries of CEMEX Mexico, S.A. de C.V. for $407 and $36,228, respectively. For 2016, CEMEX, S.A.B. de C.V. increased its investment in shares of CEMEX Trademarks Holding Ltd in approximately 0.5% through a contribution of $811. In addition, during 2016, CEMEX, S.A.B. de C.V. sold its interest in Ventikas to Infraestructura Energética Nova S.A.B. de C.V., current owner of 100% of Ventikas, for US$15 ($311). CEMEX, S.A.B. de C.V. will remain as the manager of the Ventikas facilities in exchange for a management fee.

During 2016, CEMEX, S.A.B. de C.V., participated as shareholder in a share restructuring executed by CAMCEM, S.A. de C.V. (“CAMCEM ”), indirect Parent Company of Control Administrativo Mexicano, S.A. de C.V. (“CAMSA”) and GCC, aimed to simplify its corporate structure, by means of which, Imin de México, S.A. de C.V., intermediate holding company, CAMSA and GCC were merged, with GCC as the surviving entity. As a result of the share restructuring, CEMEX, S.A.B. de C.V.’s 10.3% interest in CAMCEM and 49% interest in Camsa, both before the restructuring, were exchanged and transformed on equivalent basis into a 40.1% interest in CAMCEM and 23% interest in GCC, whose shares trade on the MSE.

The combined condensed financial information presented below, refers only to CAMCEM and other minor associates in which CEMEX, S.A.B. de C.V., possess significant influence. Combined condensed statement of financial position information of CEMEX, S.A.B. de C.V.’s associates as of December 31, 2018 and 2017 is set forth below:

	2018	2017
Current assets	$11,424	9,773
Non-current assets	27,794	26,986

Total assets	39,218	36,759

Current liabilities	3,315	3,413
Non-current liabilities	15,998	15,670

Total liabilities	19,313	19,083

Total net assets	$19,905	17,676

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Equity accounted investees - continued

Combined selected information of the income statement of CEMEX, S.A.B. de C.V.’s associates in 2018, 2017 and 2016 is set forth below:

	2018	2017	2016
Sales	$16,967	16,243	12,931
Operating earnings	3,215	2,828	2,311
Income before income tax	972	1,107	1,577
Net income	559	659	604

13)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2018 and 2017, other investments and non-current accounts receivable include the following:

	2018	2017
Investments at fair value with changes recognized through the income statement	$61	71
Non-current portion of valuation of derivative financial instruments (note 16.4)	297	794
Investments in strategic equity securities [1]	177	225
Other non-current investments [2]	1,042	987

	$1,577	2,077

1	This line item refers mainly to a strategic investment in CPOs of Axtel, S.A.B. de C.V. (“Axtel”). This investment is recognized at fair value through other comprehensive income, until its disposal.
2	This line item refers mainly to investments in Emission Allowances (“EUAs”). This investment is recognized at acquisition cost.

14)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2018 and 2017, property, machinery and equipment, net include the following:

	2018	2017
Lands	$3,118	2,876
Buildings	685	649
Machinery and equipment	1,189	1,140
Investments in progress	24	210
Accumulated depreciation	(1,417)	(1,352)

	$3,599	3,523

Changes in property, machinery and equipment, net for the year ended December 31, 2018 and 2017, were as follows:

	2018
			Machinery and	Investments in
	Land	Building	equipment	progress	Total
Cost at beginning of period	$2,876	649	1,141	210	4,876
Accumulated depreciation	—	(404)	(949)	—	(1,353)

Net book value at beginning of period	2,876	245	192	210	3,523
Capital expenditures	97	—	313	224	634
Disposals	—	—	(330)	(410)	(740)
Depreciation for the period	—	(5)	(60)	—	(65)
Foreign currency translation effects	145	36	66	—	247

Cost at end of period	3,118	685	1,189	24	5,016
Accumulated depreciation	—	(409)	(1,008)	—	(1,417)

Net book value at end of period	$3,118	276	181	24	3,599

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Property, machinery and equipment, net - continued

	2017
			Machinery and	Investments in
	Land	Building	equipment	progress	Total
Cost at beginning of period	$2,837	640	1,026	54	4,557
Accumulated depreciation	—	(399)	(685)	—	(1,084)

Net book value at beginning of period	2,837	241	341	54	3,473
Capital expenditures	—	—	308	216	524
Disposals	—	—	(209)	(60)	(269)
Depreciation for the period	—	(5)	(264)	—	(269)
Foreign currency translation effects	39	9	16	—	64

Cost at end of period	2,876	649	1,141	210	4,876
Accumulated depreciation	—	(404)	(949)	—	(1,353)

Net book value at end of period	$2,876	245	192	210	3,523

15)	OTHER CURRENT LIABILITIES

As of December 31, 2018 and 2017, other current liabilities are shown below:

	2018	2017
Interest payable	$1,383	2,031
Advances from customers	1,862	1,901
Taxes payable	712	1,315
Provisions [1]	346	329
Accounts payable and accrued expenses	841	221
Contract liabilities with customers (note 3)	266	218
	$5,410	6,015

1	The caption refers mainly to insurances and fees.

16)	FINANCIAL INSTRUMENTS

16.1)	SHORT-TERM AND LONG-TERM DEBT

CEMEX, S.A.B. de C.V.’s debt summarized as of December 31, 2018 and 2017, by interest rates and currencies was as follows:

	2018			2017
	Short-term	Long-term	Total	Short-term	Long-term	Total
Floating rate debt	$—	62,457	62,457	6,186	50,090	56,276
Fixed rate debt	570	82,193	82,763	9,658	90,118	99,776

	$570	144,650	145,220	15,844	140,208	156,052

Effective rate 1
Floating rate	—	3.5%		6.1%	2.9%
Fixed rate	4.1%	5.5%		4.8%	5.6%

	2018				2017
				Effective				Effective
Currency	Short-term	Long-term	Total	rate 1	Short-term	Long-term	Total	rate 1
Dollars	$570	92,641	93,211	5.8%	6,186	85,554	91,740	5.8%
Euros	—	43,400	43,400	3.0%	9,658	45,536	55,194	3.3%
Pounds	—	8,609	8,609	2.9%	—	9,118	9,118	2.6%

	$570	144,650	145,220		15,844	140,208	156,052

1	Represents the weighted-average nominal interest rate of the related debt agreements.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Short-term	and long-term debt - continued

2018	Short-term	Long-term	2017	Short-term	Long-term
Bank loans			Bank loans
Loans in foreign countries, 2019 to 2024	$570	—	Loans in foreign countries, 2018 to 2022	$—	32
Syndicated loans, 2020 to 2022	—	62,457	Syndicated loans, 2018 to 2020	—	50,090

	570	62,457		—	50,122

Notes payable			Notes payable
Medium-term notes, 2023 to 2026	—	82,193	Medium-term notes, 2018 to 2026	224	105,706

	—	82,193		224	105,706

Total bank loans and notes payable	570	144,650	Total bank loans and notes payable	224	155,828
Current maturities	—	—	Current maturities	15,620	(15,620)

	$570	144,650		$15,844	140,208

As of December 31, 2018 and 2017, discounts, fees and other direct costs incurred in the issuance of CEMEX, S.A.B. de C.V.’s outstanding notes payable for US$43 ($836) and US$54 ($1,055), respectively, adjusted the balance of notes payable and are amortized to financing expense over the maturity of the related debt instruments.

Changes in debt for the years ended December 31, 2018, 2017 and 2016 were as follows:

	2018	2017	2016
Debt at beginning of year	$156,052	172,664	163,237
Proceeds from new debt instruments	47,633	82,070	41,999
Debt repayments	(56,518)	(94,250)	(64,706)
Foreign currency translation effects	(1,947)	(4,432)	32,134

Debt at end of year	$145,220	156,052	172,664

As of December 31, 2018 and 2017, as presented in the table above of debt by type of instrument, approximately 43% and 32%, respectively, of CEMEX, S.A.B. de C.V.’s total indebtedness, was represented by bank loans, of which the most significant portion corresponded to those balances under CEMEX, S.A.B. de C.V.’s facilities agreement entered into with 20 financial institutions on July 19, 2017 for an amount in different currencies equivalent to approximately US$4,050 at the origination date (the “2017 Credit Agreement”), as described elsewhere in this note.

As of December 31, 2018 and 2017, non-current notes payable for $82,193 and $105,706, respectively, was detailed as follows:

								Balances as of December 31,
Description[2]	Date of issuance	Currency	Principal amount	Rate [1]	Maturity date	Repurchased amount US$ [3]	Outstanding amount US$	2018	2017
April 2026 Notes 8	16/Mar/16	Dollar	1,000	7.75%	16/Apr/26	—	1,000	$19,575	19,568
March 2025 Notes	03/Mar/15	Dollar	750	6.125%	05/May/25	—	750	14,696	14,691
January 2025 Notes	11/Sep/14	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071	20,994	20,988
December 2024 Notes 7	05/Dec/17	Euro	650	2.75%	05/Dec/24	—	745	14,572	15,257
March 2023 Notes	03/Mar/15	Euro	550	4.375%	05/Mar/23	—	630	12,356	12,938
January 2022 Notes 4	11/Sep/14	Euro	400	4.75%	11/Jan/22	(480)	—	—	9,434
January 2021 Notes 5, 8	02/Oct/13	Dollar	1,000	7.25%	15/Jan/21	(1,000)	—	—	6,606
December 2019 Notes 6, 8	12/Aug/13	Dollar	1,000	6.50%	10/Dec/19	(1,000)	—	—	—
October 2018 Variable Notes 5, 8	02/Oct/13	Dollar	500	L+475bps	15/Oct/18	(500)	—	—	6,154
Other notes payable							—	—	70

								$82,193	105,706

1

The letter “L” included above refers to LIBOR, which represents the London Inter-Bank Offered Rate, variable rate used in international markets for debt denominated in U.S. dollars. As of December 31, 2018 and 2017, the 3-Month LIBOR rate was 2.80763% and 1.6943%, respectively. The contraction “bps” means basis points. One hundred basis points equal 1%.

2

Unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. In March 2018, CEMEX Egyptian Investments B.V. changed its legal name to CEMEX Africa & Middle East Investments B.V.

3	Presented net of all outstanding notes repurchased and held by CEMEX, S.A.B. de C.V.’s subsidiaries.
4

On January 10, 2018, CEMEX, S.A.B. de C.V. completed the purchase of the outstanding amount of the January 2022 Notes for an aggregate principal amount of €400 using available funds from the issuance of the December 2024 Notes by means of an offer communicated on November 28, 2017.

5	In March 2018, CEMEX, S.A.B. de C.V. early redeemed the outstanding amount of the October 2018 Variable Notes and the January 2021 Notes for US$313 and US$341, respectively.
6	In December 2017, CEMEX, S.A.B. de C.V. repurchased the outstanding amount of the December 2019 Notes for an aggregate principal amount of US$611.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Short-term and long-term debt - continued

7	On December 5, 2017, CEMEX, S.A.B. de C.V. issued €650 of 2.75% senior secured notes due December 5, 2024 (the “December 2024 Notes”). The proceeds were used to repay other indebtedness.
8

In February 2017, CEMEX, S.A.B. de C.V. repurchased US$385 aggregate principal amount of the January 2021 Notes. In addition, during 2016, using available funds from the issuance of the April 2026 Notes, the June 2024 Notes, the sale of assets and cash flows provided by operating activities, CEMEX, S.A.B. de C.V. completed the purchase of US$178 principal amount of the October 2018 Variable Notes and US$242 principal amount of the January 2021 Notes, among other debt repurchases incurred that year with those resources.

During 2018, 2017 and 2016, as a result of the debt transactions incurred, including exchange offers and tender offers to replace and/or repurchase existing debt instruments, some of which are mentioned above and the Credit Agreement 2017, CEMEX, S.A.B. de C.V. paid combined premiums, fees and issuance costs for US$46 ($902), US$181 ($3,550) and US$111 ($2,300), respectively, of which US$46 ($902) in 2018, US$142 ($2,786) in 2017 and US$76 ($1,575) in 2016, are associated with the extinguished portion of the exchanged or repurchased debt and were recognized in the income statement in each year within “Financial expense”. In addition, US$39 ($770) in 2017 and US$35 ($752) in 2016, corresponding to issuance costs of new debt and/or the portion of the combined premiums, fees and issuance costs treated as a refinancing of the old instruments by considering that: a) the relevant economic terms of the old and new notes were not substantially different; and b) the final holders of the new notes were the same of such portion of the old notes; adjusted the carrying amount of the new debt instruments, and are amortized over the remaining term of each instrument. Moreover, proportional fees and issuance costs related to the extinguished debt instruments for US$4 ($87) in 2018, US$10 ($196) in 2017 and US$30 ($622) in 2016 that were pending for amortization were recognized in the income statement of each year as part of “Financial expense”.

Long-term debt maturities as of December 31, 2018, are as follows:

2018
2020	$11,390
2021	22,780
2022	28,288
2023	12,356
2024	69,836

$144,650

As of December 31, 2018, CEMEX, S.A.B. de C.V. had the following lines of credit, of which, the only committed portion refers to the revolving credit facility, at annual interest rates ranging between 0.75% and 8.50%, depending on the negotiated currency:

	Lines of credit	Available
Other lines of credit from banks	$11,294	8,956
Revolving credit facility	22,303	16,211

	$33,597	25,167

2017 Credit Agreement, 2014 Credit Agreement and Facilities Agreement

On July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Credit Agreement with 20 financial institutions for an amount in different currencies equivalent to US$4,050 at the origination date, the proceeds from which were used to refinance in full the US$3,680 then outstanding under the 2014 Credit Agreement and other debt repayments, allowing CEMEX, S.A.B. de C.V. to increase the average life of its syndicated bank debt with a final maturity in July 2022. All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over the benchmark interest rate of between 125 to 350 basis points, depending on CEMEX, S.A.B. de C.V.’s consolidated debt leverage ratio; and the tranches share the same guarantors and collateral package as the original tranches under the 2014 Credit Agreement and other secured debt obligations of CEMEX, S.A.B. de C.V.. As of December 31, 2018 and 2017, total commitments under the 2017 Credit Agreement included US$2,746, €741 and £344, in both years, out of which about US$1,135 in both years were in a revolving credit facility. All tranches under the 2017 Credit Agreement amortize in five equal semi-annual payments beginning in July 2020, except for the commitments under the revolving credit which have a five-year maturity.

All tranches under the 2017 Credit Agreement have substantially the same terms, including an applicable margin over LIBOR or EURIBOR, as applicable, of between 125 to 350 basis points, depending on the leverage ratio (as defined below) of CEMEX, S.A.B. de C.V., as follows:

Consolidated leverage ratio	Applicable margin
> = 5.50x	350 bps
< 5.00x > 4.50x	300 bps
< 4.50x > 4.00x	250 bps
< 4.00x > 3.50x	212.5 bps
< 3.50x > 3.00x	175 bps
< 3.00x > 2.50x	150 bps
< 2.50x	125 bps

The 2017 Credit Agreement also modified the consolidated leverage ratio and consolidated coverage ratio limits as described below in the financial covenants section.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

2017 Credit Agreement, 2014 Credit Agreement and Facilities Agreement - continued

The balance of debt under the 2017 Credit Agreement and previously under the 2014 Credit Agreement is guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, S.A., CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under these agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other preceding facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V, New Sunward Holding B.V., CEMEX Trademarks Holding Ltd. and CEMEX España, S.A. (the “Collateral”); and (b) all proceeds of such Collateral.

For the years ended December 31, 2018, 2017 and 2016, under both the 2017 Credit Agreement and the 2014 Credit Agreement, CEMEX, S.A.B. de C.V. was required to comply with the following thresholds: (a) the aggregate amount allowed for capital expenditures cannot exceed US$1,000 per year excluding certain capital expenditures, and, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit for each of CHP and CLH of US$500 (or its equivalent); and (b) the amounts allowed for permitted acquisitions and investments in joint ventures cannot exceed US$400 per year. Nonetheless, such limitations do not apply if capital expenditures or acquisitions do not exceed free cash flow generation or are funded with proceeds from equity issuances or asset disposals.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX, S.A.B. de C.V. is also subject to a number of negative covenants that, among other things, restrict or limit its ability to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX, S.A.B. de C.V.’s business or the business of any obligor or material subsidiary (in each case, as defined in the 2017 Credit Agreement); (iv) enter into mergers; (v) enter into agreements that restrict its subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions while the Leverage Ratio remains above 4.0 times; and (xi) enter into speculative derivatives transactions. The 2017 Credit Agreement contains several affirmative covenants that, among other things, require CEMEX, S.A.B. de C.V. to provide periodic financial information to its lenders. However, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if CEMEX, S.A.B. de C.V. so elects when: (i) CEMEX, S.A.B. de C.V.’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods is less than or equal to 3.75 times; and (ii) no default under the 2017 Credit Agreement is continuing. At that point the Leverage Ratio must not exceed 3.75 times. Restrictions that will cease to apply when CEMEX, S.A.B. de C.V. satisfies such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends and distributions to shareholders, limitations on CEMEX, S.A.B. de C.V.’s ability to repay existing financial indebtedness, certain asset sale restrictions, and restrictions on exercising call options in relation to any perpetual bonds CEMEX, S.A.B. de C.V. issues. At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, CEMEX, S.A.B. de C.V. cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Credit Agreement.

In addition, the 2017 Credit Agreement, and previously the 2014 Credit Agreement, contains events of default, some of which may occur and are outside of CEMEX, S.A.B. de C.V.’s control such as expropriation, sequestration and availability of foreign exchange. As of December 31, 2018 and 2017, CEMEX, S.A.B. de C.V. was not aware of any event of default. CEMEX, S.A.B. de C.V. cannot assure that in the future it will be able to comply with the restrictive covenants and limitations contained in the 2017 Credit Agreement. CEMEX, S.A.B. de C.V.’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX, S.A.B. de C.V.’s business and financial condition.

Financial Covenants

The 2017 Credit Agreement and previously the 2014 Credit Agreement requires CEMEX, S.A.B. de C.V. to comply with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated according to the formulas established in the debt contracts using the consolidated amounts under IFRS. As of December 31, 2018, CEMEX, S.A.B. de C.V. must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive fiscal quarters as follows:

Period	Coverage ratio	Period	Leverage ratio
For the period ending on December 31, 2018 up to and including the period ending on March 31, 2020	> = 2.50	For the period ending on December 31, 2018 up to and including the period ending on March 31, 2019	< = 4.75
		For the period ending on June 30, 2019 up to and including the period ending on March 31, 2020	< = 4.50
For the period ending on June 30, 2020 and each subsequent reference period	> = 2.75	For the period ending on June 30, 2020 and each subsequent reference period	< = 4.25

CEMEX, S.A.B. de C.V.’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

2017 Credit Agreement, 2014 Credit Agreement and Facilities Agreement - continued

For the compliance periods ended as of December 31, 2018, 2017 and 2016, under the 2017 Credit Agreement and the 2014 Credit Agreement, as applicable, the main consolidated financial ratios as of December 31, 2018, 2017 and 2016 were as follows:

		Consolidated financial ratios
		2018	2017	2016
Leverage ratio 1, [2]	Limit	< = 4.75	< = 5.25	< = 6.00
	Calculation	3.84	3.85	4.22
Coverage ratio [3]	Limit	> = 2.50	> = 2.50	> = 1.85
	Calculation	4.41	3.46	3.18

1

The leverage ratio is calculated in pesos by dividing “Funded debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date. Funded debt equals debt, as reported in the statement of financial position, excluding finance leases, components of liability of convertible subordinated notes, plus perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments.

2

Pro forma Operating EBITDA represents, all calculated in pesos, Operating EBITDA for the last twelve months as of the calculation date, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, S.A.B. de C.V., minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

3

The coverage ratio is calculated in pesos using the amounts from the financial statements, by dividing the pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date. Financial expense includes interest accrued on the perpetual debentures.

CEMEX, S.A.B. de C.V. will classify all of its outstanding debt as current debt in its statement of financial position if: 1) as of any measurement date CEMEX, S.A.B. de C.V. fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Credit Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX, S.A.B. de C.V. expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) a signed refinancing agreement to refinance the relevant debt on a long-term basis. Moreover, concurrent with such classification of debt as short-term, the noncompliance of CEMEX, S.A.B. de C.V. with the financial ratios agreed upon pursuant to the 2017 Credit Agreement or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX, S.A.B. de C.V.’s lenders’ request, they would call for the acceleration of payments due under the 2017 Credit Agreement. That scenario would have a material adverse effect on CEMEX, S.A.B. de C.V.’s operating results, liquidity or financial position.

16.2)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the statement of financial position of CEMEX, S.A.B. de C.V. as of December 31, 2018 and 2017, are as follows:

	2018			2017
	Short-term	Long-term	Total	Short-term	Long-term	Total
I. Convertible subordinated notes due 2020	$—	10,097	10,097	$—	9,985	9,985
II. Convertible subordinated notes due 2018	—	—	—	7,115	—	7,115
III. Mandatorily convertible securities due 2019	374	—	374	323	371	694
IV. Liabilities secured with accounts receivable	1,762	—	1,762	1,634	—	1,634
V. Finance leases	43	116	159	38	159	197

	$2,179	10,213	12,392	$9,110	10,515	19,625

Financial instruments convertible into CEMEX, S.A.B. de C.V.’s shares contain components of liability and equity, which are recognized differently depending upon the currency in which the instrument is denominated and the functional currency of the issuer (note 2.5).

I.	Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued US$521 aggregate principal amount of 3.72% convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”) as a result of exchanges or settlements of other convertible notes. The 2020 Convertible Notes, which are subordinated to all of CEMEX, S.A.B. de C.V.’s liabilities and commitments, are convertible into a fixed number of the Parent Company’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The aggregate fair value of the conversion option as of the issuance dates which amounted to $199 was recognized in other equity reserves. As of December 31, 2018 and 2017, the conversion price per ADS for the 2020 Convertible Notes was approximately 11.01 dollars in both years. After antidilution adjustments, the conversion rate for the 2020 Convertible Notes as of December 31, 2018 and 2017 was 90.8592 ADS per each 1 thousand dollars principal amount of such notes in both years.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

II.	Optional convertible subordinated notes due in 2016 and 2018

On March 15, 2011, the Parent Company closed the offering of US$690 principal amount of 3.75% convertible subordinated notes due in 2018 (the “2018 Convertible Notes”). The notes were subordinated to all of CEMEX, S.A.B. de C.V.’s liabilities and commitments. The notes were convertible into a fixed number of the Parent Company ADSs and are subject to antidilution adjustments. On June 19, 2017, the Parent Company agreed with certain institutional holders on the early conversion of US$325 of the 2018 Convertible Notes in exchange for the issuance of approximately 43 million ADSs, which included the number of additional ADSs issued to the holders as non-cash inducement premiums. As a result of the early conversion, the liability component of the converted notes of $5,468 was reclassified from other financial obligations to other equity reserves. In addition, the Parent Company increased common stock for $4 and additional paid-in capital for $7,059 against other equity reserves, and recognized expense for the inducement premiums paid in shares of $769, recognized within “Financial income and other items, net” in the income statement for 2017. After the early conversion of notes described above, the US$365 of the 2018 Convertible Notes that remained outstanding, were repaid in cash at their maturity on March 15, 2018. Concurrent with the offering of the 2018 Convertible Notes, a portion of the net proceeds from this transaction was used to fund the purchase of capped call options, which, when purchased, were generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon the potential conversion of such notes (note 16.2).

III.	Mandatorily convertible securities due in 2019

In December 2009, the Parent Company exchanged debt into US$315 principal amount of 10% mandatorily convertible securities in pesos with maturity in 2019 (the “2019 Mandatorily Convertible Securities”). Reflecting antidilution adjustments, the notes will be converted at maturity or earlier if the price of the CPO reaches $26.22 into approximately 236 million CPOs at a conversion price of $17.48 per CPO. Holders have an option to voluntarily convert their securities on any interest payment date into CPOs. The conversion option embedded in these securities is treated as a stand-alone derivative liability at fair value through the income statement (note 16.2).

IV.	Liabilities secured with accounts receivable

As mentioned in note 8, as of December 31, 2018 and 2017, in connection with CEMEX, S.A.B. de C.V.’s sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, the funded amounts of such receivables sold are recognized in “Other financial obligations” in the statement of financial position.

V.	Finance leases

CEMEX, S.A.B. de C.V. has several operating and administrative assets under finance lease contracts. Future payments associated with these contracts are presented in notes 17.2 and 20.4.

16.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities.

The estimated fair value of CEMEX, S.A.B. de C.V.´s long-term debt is level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX, S.A.B. de C.V. to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX, S.A.B. de C.V.

The fair value hierarchy determined by CEMEX, S.A.B. de C.V. for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX, S.A.B. de C.V. or its counterparties in connection with the derivative instruments. Therefore, the risk factors applied for CEMEX, S.A.B. de C.V.’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX, S.A.B. de C.V. and its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX, S.A.B. de C.V.’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX, S.A.B. de C.V.’s exposure to the use of these derivatives. The amounts exchanged are determined on the basis of the notional amounts and other terms included in the derivative instruments.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Financial assets and liabilities - continued

As of December 31, 2018 and 2017, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments available-for-sale (note 13)	$1,200	1,200	$1,192	1,192
Non-current portion of valuation of derivative financial instruments (note 13)	297	297	794	794

	$1,497	1,497	$1,986	1,986

Financial liabilities
Long-term debt (note 16.1)	$144,650	173,306	$140,208	145,557
Other financial obligations (note 16.2)	10,213	11,924	10,515	11,037
Derivative financial instruments (note 16.4)	406	406	402	402
Long-term accounts payable with related parties (note 17.1)	218	216	373	368

	$155,487	185,852	$151,498	157,364

16.4)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 2.5), CEMEX, S.A.B. de C.V. held derivative instruments, with the objectives of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes.

As of December 31, 2018 and 2017, the notional amounts and fair values of CEMEX, S.A.B. de C.V.’s derivative instruments were as follows:

			2018			2017
(Millions of U.S. dollars)			Notional amount	Fair value		Notional amount	Fair value
I.	Net investment hedge	US	$1,249	3	US	$1,160	47
II.	Foreign exchange forwards related to forecasted transactions		—	—		381	3
III.	Equity forwards on third party shares		111	2		168	7
IV.	Interest rate swaps		1,126	(8)		137	16
V.	Fuel price hedging		122	(15)		72	20
VI.	2019 Mandatorily Convertible Securities and options on own shares		—	(1)		—	(20)

		US	$2,608	(19)	US	$1,918	73

The caption “Financial income and other items, net” includes gains and losses related to the recognition of changes in fair values of the derivative instruments during the applicable period and that represented net gains of US$38 ($692) in 2018, net gains of US$9 ($161) in 2017 and net gains of US$17 ($317) in 2016, respectively.

I.	Net investment hedge

As of December 31, 2018 and 2017, there are US$/MXP foreign exchange forward contracts under a program planned to be up to US$1,250, with monthly revolving settlement dates from 1 to 24 months. The average life of these contracts is approximately one year. For accounting purposes under IFRS, CEMEX, S.A.B. de C.V. has designated this program as a hedge of CEMEX, S.A.B. de C.V.‘s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2018 and 2017, these contracts generated losses of US$59 ($1,157) and gains of US$6 ($110), respectively.

II.	Foreign exchange forwards related to forecasted transactions

As of December 31, 2017, CEMEX, S.A.B. de C.V. held US$/Euro foreign exchange forward contracts maturing on January 10, 2018, negotiated to maintain the Euro value of a portion of proceeds from debt issuances maintained in U.S. dollars that were used to repurchase debt denominated in euros (note 16.2). In addition, in February 2017 CEMEX, S.A.B. de C.V. settled US$/MXP foreign exchange forward contracts negotiated to hedge the U.S. dollar value of the proceeds from the expected sale of pumping assets in Mexico (note 20.3). For the years 2018, 2017 and 2016, the aggregate results of these instruments, including the effects resulting from positions entered and settled during the year, generated losses of US$1 ($21) in 2018, losses of US$17 ($337) in 2017 and gains of US$10 ($186) in 2016, recognized within “Financial income and other items, net” in the income statement.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

III.	Equity forwards on third party shares

As of December 31, 2018 and 2017, CEMEX, S.A.B. de C.V. maintained equity forward contracts with cash settlement in March 2020 and March 2019, respectively, over the price of 20.9 million shares of GCC in 2018 and 31.5 million in 2017, in connection with the sale of CEMEX, S.A.B. de C.V.’s remaining GCC shares in September 2017 (note 12). During 2018, CEMEX, S.A.B. de C.V. early settled a portion of these contracts for 10.6 million shares. Changes in the fair value of these instruments and early settlement effects generated gains of US$25 ($436) in 2018 and losses of US$24 ($463) in 2017 recognized within “Financial income and other items, net” in the income statement.

In addition, until October 2016, CEMEX, S.A.B. de C.V. maintained a forward contract over the price of 59.5 million CPOs of Axtel in connection with the Company’s investment at fair value through the income statement (note 2.5). Changes in the fair value of this instrument generated a loss of US$2 ($30) in 2016 recognized within “Financial income and other items, net” in the income statement.

IV.	Interest rate swap contracts

As of December 31, 2018, CEMEX, S.A.B. de C.V. held interest rate swaps for a notional amount of US$1,000 the fair value of which represented a liability of US$19 ($373), negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. For accounting purposes under IFRS, CEMEX, S.A.B. de C.V. designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently recycled through financial expense as interest expense on the related bank loans is accrued. For the year 2018, changes in fair value of these contracts generated losses of US$19 ($364) in the income statement.

As of December 31, 2018 and 2017, CEMEX, S.A.B. de C.V. had an interest rate swap maturing in September 2022 associated with an agreement entered by CEMEX, S.A.B. de C.V. for the acquisition of electric energy in Mexico, the fair value of which represented assets of US$11 ($216) and US$16 ($314), respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX, S.A.B. de C.V. receives fixed rate of 5.4% and pays LIBOR. Changes in the fair value of this interest rate swap generated losses of US$6 ($114) in 2018, US$6 ($114) in 2017 and US$6 ($112) in 2016, recognized in the income statement for each period.

V.	Fuel price hedging

As of December 31, 2018 and 2017, CEMEX, S.A.B. de C.V. maintained forward contracts negotiated to hedge the price of certain fuels, including diesel, gas and coal, as solid fuel, in several operations for aggregate notional amounts of US$122 ($2,398) and US$72 ($1,415), respectively, with an estimated aggregate fair value representing liabilities of US$14 ($275) in 2018 and assets of US$20 ($394) in 2017. By means of these contracts, for its own consumption only, CEMEX, S.A.B. de C.V. fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel, gas or coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2018, 2017 and 2016, changes in fair value of these contracts recognized in other comprehensive income represented losses of US$35 ($697), gains of US$4 ($76) and gains of US$15 ($311), respectively.

VI.	2019 Mandatorily Convertible Securities and options on the Parent Company’s own shares

In connection with the 2019 Mandatorily Convertible Securities (note 2.5 ); considering that the securities are denominated in pesos and the functional currency of the Parent Company’s division that issued the securities is the dollar (note 2.3), CEMEX, S.A.B. de C.V. separated the conversion option embedded in such instruments and recognized it at fair value through the income statement, which as of December 31, 2018 and 2017, resulted in a liability of US$1 ($20) and US$20 ($393), respectively. Changes in fair value generated a gain of US$20 ($391) in 2018, a gain of US$19 ($359) in 2017 and a loss of US$29 ($545) in 2016.

In addition, on March 15, 2011, the Parent Company entered into a capped calls, considering antidilution adjustments, over 80 million CEMEX, S.A.B. de C.V.’s ADSs maturing in March 2018 in connection with the 2018 Convertible Notes, by means of which, at maturity of the notes, originally CEMEX, S.A.B. de C.V. would receive in cash the excess between the market price and the strike price of approximately 8.57 dollars per ADS, with a maximum appreciation per ADS of 5.27 dollars. CEMEX, S.A.B. de C.V. paid aggregate premiums of US$104. During August 2016, CEMEX, S.A.B. de C.V. amended 58.3% of the total notional amount of the capped calls to lower the exercise price in exchange for reducing the number of underlying options. As a result, CEMEX, S.A.B. de C.V. retained capped calls over 71 million ADSs. Changes in the fair value of these instruments generated gains of US$37 ($725) in 2017 and gains of US$44 ($818) in 2016, recognized within “Financial income and other items, net” in the income statement. During 2017, CEMEX, S.A.B. de C.V. unwound and settled all its capped calls receiving in exchange US$103 in cash.

16.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandising, leasing or selling in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Risk management - continued

In the ordinary course of business, CEMEX, S.A.B. de C.V. is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX, S.A.B. de C.V. in the production process, and expose CEMEX, S.A.B. de C.V. to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Board of Directors, which represent CEMEX, S.A.B. de C.V.’s risk management framework and that are supervised by several Committees, CEMEX, S.A.B. de C.V.’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which CEMEX, S.A.B. de C.V. incurred its debt, with those in which CEMEX, S.A.B. de C.V. generates its cash flows.

As of December 31, 2018 and 2017, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 16.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.

The main risk categories are mentioned below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates which only affect CEMEX, S.A.B. de C.V.’s results if the fixed rate long-term debt is measured a fair value. All of our fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX, S.A.B. de C.V.’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates., which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Nonetheless, it is not economically efficient to concentrate in fixed rates in a high point when the interest rates market expects a downward trend, this is, there is an opportunity cost for remaining long periods paying a determined fixed interest rate when the market rates have decreased and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX, S.A.B. de C.V. manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. In addition, when the interest rate of a debt instrument has turned relatively high as compared to current market rates, CEMEX, S.A.B. de C.V. intents to renegotiate the conditions or repurchase the debt, to the extent the net present value of the expected future benefits from the interest rate reduction would exceed the incentives that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2018 and 2017, approximately 43 % and 32% of the long-term debt of CEMEX, S.A.B. de C.V. bears floating rates at a weighted average interest rate of LIBOR plus 242 and 270 basis points, respectively. As of December 31, 2018 and 2017, if interest rates at that date had been 0.5% higher, with all other variables held constant, the net income of CEMEX, S.A.B. de C.V. for 2018 and for 2017 would have decreased by US$18 ($348 ) and US$14 ($274), as a result of higher interest expense on variable rate denominated debt. This analysis does not include the interest rate swaps held in 2018 and 2017.

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX, S.A.B. de C.V.’s exposure to the risk of changes in foreign exchange rates relates primarily to its financing activities. As of December 31, 2018, approximately 64 % of the financial debt was Dollar-denominated, approximately 30 % was Euro-denominated, and approximately 6 % was Pound-denominated; therefore, CEMEX, S.A.B. de C.V. had a foreign currency exposure arising from the Dollar-denominated financial debt, the Euro-denominated financial debt and the Pound-denominated financial debt, versus the currency in which CEMEX, S.A.B. de C.V.’s revenues are settled. CEMEX, S.A.B. de C.V. cannot guarantee that it will generate sufficient revenues in Dollars, Euro and Pounds from its operations to service these obligations. As of December 31, 2018 and 2017, CEMEX, S.A.B. de C.V. had not implemented any derivative financial instrument hedging strategy to address this risk. Nonetheless, CEMEX, S.A.B. de C.V. may enter into derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

Monetary position by currency

As of December 31, 2018 and 2017, the net monetary assets (liabilities) by currency are as follows:

	2018	2017
Short-term:
Monetary assets	$7,925	7,575
Monetary liabilities	(89,995)	(98,558)

Net monetary liabilities	(82,070)	(90,983)

Long-term:
Monetary assets	3,548	1,986
Monetary liabilities	(157,888)	(154,347)

Net monetary liabilities	$(154,340)	(152,361)

Out of which:
Dollars	(149,361)	(145,760)
Pesos	(34,551)	(32,584)
Euros	(43,886)	(55,879)
Pounds	(8,612)	(9,121)

	$(236,410)	(243,344)

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Credit risk

Credit risk is the risk of financial loss faced by CEMEX, S.A.B. de C.V. if a customer or counterpart of a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2018 and 2017, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. The accounting exposure to credit risk is monitored constantly according to the behavior of payment of the debtors. Credit is assigned on a customer-to-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX, S.A.B. de C.V.’s management requires guarantees from its customers and financial counterparties with regard to financial assets.

The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX, S.A.B. de C.V. can only carry out transactions by paying cash in advance. As of December 31, 2018, considering CEMEX, S.A.B. de C.V.’s best estimate of potential expected losses based on the ECL model developed by CEMEX, S.A.B. de C.V. (note 8), the allowance for expected credit losses was $317.

The aging of trade accounts receivable as of December 31, 2018 is as follows:

2018
Neither past due, nor impaired portfolio	$3,635
Past due less than 90 days portfolio	239
Past due more than 90 days portfolio	424

$4,298

Liquidity risk

Liquidity risk is the risk that CEMEX, S.A.B. de C.V. will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX, S.A.B. de C.V.’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX, S.A.B. de C.V. relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX, S.A.B. de C.V. is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments, any one of which may materially affect CEMEX, S.A.B. de C.V.’s results and reduce cash from operations. The maturities of CEMEX, S.A.B. de C.V.’s contractual obligations are included in note 20.4 .

As of December 31, 2018, current liabilities, which included $90,017 of current maturities of debt and other financial obligations, exceed current assets in $78,360. For the year ended December 31, 2018, CEMEX, S.A.B. de C.V. generated net cash flows provided by operating activities for $17,591. In addition, CEMEX, S.A.B. de C.V. has committed available lines of credit under its 2017 Credit Agreement, which includes the revolving credit facility and an undrawn tranche for a combined amount of $16,211 (US$825), as well as CEMEX, S.A.B. de C.V.’s proven capacity to continually refinance and replace its short-term obligations, will enable CEMEX, S.A.B. de C.V. to meet any liquidity risk in the short-term.

As of December 31, 2018, in connection with the current liabilities with related parties, for $73,210, mainly from Lomez International. B.V. and CEMEX México, S.A. of C.V. (note 17.1), CEMEX, S.A.B. of C.V. has proven successful in refinancing such liabilities.

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or third party’s shares. As described in note 16.4 , considering specific objectives, CEMEX, S.A.B. de C.V. has entered into equity forward contracts on third-party shares, as well as capped calls based on the price of CEMEX, S.A.B. de C.V.’s own ADSs. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of “Financial income and other items, net.” Until December 31, 2016, a significant decrease in the market price of CEMEX, S.A.B. de C.V.’s ADSs would negatively affect CEMEX, S.A.B. de C.V.’s liquidity and financial position. During 2017, all outstanding capped calls based on the price of CEMEX, S.A.B. de C.V.’s own ADSs were early settled.

As of December 31, 2018 and 2017, the potential change in the fair value of CEMEX, S.A.B. de C.V.’s forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX, S.A.B. de C.V.’s net income would have reduced by US$11 ($210) in 2018 and US$14 ($283) in 2017, as a result of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares would have generated approximately the opposite effect.

In addition, even though the changes in fair value of CEMEX, S.A.B. de C.V.’s embedded conversion option in the Mandatorily Convertible Notes 2019 denominated in a currency other than the functional issuer’s currency affect the income statement, this do not imply any risk or variability in cash flows, considering that through their exercise, CEMEX, S.A.B. de C.V. will settle a fixed amount of debt with a fixed number of shares. As of December 31, 2018 and 2017, the potential change in the fair value of the embedded conversion options in the Mandatorily Convertible Notes 2019 that would result from a hypothetical, instantaneous increase of 10% in the market price of CEMEX, S.A.B. de C.V.’s CPOs, with all other variables held constant, would have decreased CEMEX, S.A.B. de C.V.’s net income by US$1 ($16) in 2018 and decreased by US$9 ($180) in 2017 as a result of additional negative changes in fair value associated with this option. A 10% hypothetical decrease in the CEMEX, S.A.B. de C.V. CPO price would generate approximately the opposite effect.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

17)	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

17.1)	ACCOUNTS RECEIVABLE AND PAYABLE WITH RELATED PARTIES

Balances and operations between CEMEX, S.A.B. de C.V. and the subsidiaries and associates companies result mainly from: (i) businesses and operational activities in Mexico; (ii) the acquisition or sale of shares of subsidiaries within the group; (iii) billing of administrative services, rents, rights to use brands and commercial names, royalties and other services rendered between affiliated companies; and (iv) loans between subsidiaries and associates companies. The transactions between subsidiaries and associates companies are conducted at arm’s length. When market prices and/or market conditions are not readily available, CEMEX, S.A.B. de C.V. conducts transfer pricing studies to assure compliance with regulations applicable to transactions between related parties.

For the transactions mentioned above, as of December 31, 2018 and 2017, the main accounts receivable and payable with related parties, are the following:

	Assets		Liabilities
2018	Short-term	Long-term	Short-term	Long-term
Lomez International B.V. [1]	$—	—	41,467	—
CEMEX Operaciones México, S.A. de C.V.	—	—	524	—
CEMEX Concretos, S.A. de C.V.	775	—	—	9
CEMEX México, S.A. de C.V.	—	—	29,588	—
CEMEX Central, S.A. de C.V.	—	—	941	—
Transenergy, Inc.	—	—	475	—
TEG Energía, S.A. de C.V.	—	—	—	209
Proveedora Mexicana de Materiales, S.A. de C.V.	223	—	—	—
Others	726	42	215	—

	$1,724	42	73,210	218

	Assets		Liabilities
2017	Short-term	Long-term	Short-term	Long-term
New Sunward Holdings. B.V. [1]	$—	—	35,783	—
CEMEX Operaciones México, S.A. de C.V.	—	—	628	—
CEMEX Concretos, S.A. de C.V.	456	—	—	49
CEMEX México, S.A. de C.V.	—	—	20,128	—
CEMEX Central, S.A. de C.V.	—	—	2,259	—
Transenergy, Inc.	—	—	942	—
TEG Energía, S.A. de C.V.	—	—	—	324
Proveedora Mexicana de Materiales, S.A. de C.V.	207	—	—	—
Others	537	—	401	—

	$1,200	—	60,141	373

1

On March 1, 2018, New Sunward Holding, B.V. (“NSH”) granted to Lomez International, B.V., the loans that had been granted by NSH to CEMEX, S.A.B. of C.V. The conditions of such credits and loans were not affected by the referred assignment.

17.2)	MAIN OPERATIONS WITH RELATED PARTIES

The main operations of CEMEX, S.A.B. de C.V. with related parties for the years ended December 31, 2018, 2017 and 2016, were as follows:

	2018	2017	2016
Revenues:
Net sales	$6,213	4,704	5,013
Rental income (note 3)	72	65	63
License fees (note 3)	774	671	744
Cost of sales and operating expenses:
Raw material and other production cost	3,973	5,831	5,507
Management service expenses	7,963	4,758	4,159
Rental expense	3,793	3,630	3,540
Financing cost (income):
Financial expenses	3,111	2,429	1,208
Financial income and other items, net	3,545	37	(409)

During 2015, in connection with all businesses and operational activities of the cement and aggregates sectors in Mexico, CEMEX, S.A.B. de C.V. agreed to an operating lease contract with its subsidiaries CEMEX México, S.A. de C.V. and CEMEX Agregados, S.A. de C.V., primarily for operating facilities, cement storage and distribution facilities, under which annual rental payments are required plus the payment of certain operating expenses related to leased assets. In addition, with the integration of some activities of the ready-mix concrete business, CEMEX, S.A.B. de C.V. agreed to a finance lease contract its subsidiary CEMEX Concretos, S.A. de C.V., primarily for ready-mix trucks.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Main operations with related parties - continued

As of December 31, 2018 and 2017, CEMEX, S.A.B. de C.V. had the following contractual obligations with related parties were as follows:

(Millions of U.S. dollars)		2018						2017
		Less than	1-3	3-5	More than
Obligations		1 year	Years	Years	5 Years	Total		Total
Finance leases with related parties [1]	US	$2	1	—	—	3	US	$12
Operating leases with related parties [2]		178	356	356	—	890		1,022

Total leases with related parties	US	$180	357	356	—	893	US	$1,034

		$3,537	7,015	6,995	—	17,547		$20,318

1

The amounts represent nominal cash flows. Beginning January 1, 2019, IFRS 16 eliminates the classifications of finance and operating leases. This elimination has no effect in the reported amounts of cash flows considering the contracts outstanding as of December 31, 2018 (note 2.16).

2

The amounts represent nominal cash flows. CEMEX, S.A.B. de C.V. has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$193 ($3,793) in 2018, US$190 ($3,731) in 2017 and US$168 ($3,471) in 2016. Beginning January 1, 2019, IFRS 16 eliminates the classifications of finance and operating leases. This elimination has no effect in the reported amounts of cash flows considering the contracts outstanding as of December 31, 2018 (note 2.16).

In connection with the transfer of CEMEX, S.A.B. de C.V. assets and activities related to the ready-mix concrete pumping in Mexico to Cementos Españoles de Bombeo, S. de R.L., during 2016 (note 20.3), CEMEX, S.A.B. de C.V. derecognized the related finance leases of such assets for US$9 ($186).

For the years ended December 31, 2018, 2017 and 2016, in ordinary course of business, CEMEX, S.A.B. de C.V. has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX, S.A.B. de C.V. and to the best of CEMEX, S.A.B. de C.V.’s knowledge are not significant to the related party, are incurred for non-significant amounts for CEMEX, S.A.B. de C.V. and are executed under market terms and conditions following the same commercial principles and authorizations applied to other third parties. These identified transactions, as applicable, are approved at least annually by CEMEX, S.A.B. de C.V.’s Board of Directors. For CEMEX, S.A.B. de C.V., none of these transactions are material to be disclosed separately.

18)	INCOME TAXES

18.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax (expense) revenue in the income statements for 2018, 2017 and 2016 are summarized as follows:

	2018	2017	2016
Current income tax	$10	(295)	(90)
Deferred income tax	(397)	1,033	(3,309)

	$(387)	738	(3,399)

As of December 31, 2018, tax loss and tax credits carryforwards expire as follows:

		Amount of
	Amount of	unrecognized
	carryforwards	carryforwards
2025 and thereafter	$58,585	58,585

In December 2013, the Mexican Congress approved amendments to the income tax law effective January 1, 2014, which eliminated the tax consolidation regime. A period of up to 10 years was established for the settlement of any liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the disconnection of the tax consolidation regime amounted to $24,804. In October 2015, a new tax reform approved by the Mexican Congress (the “new tax reform”) granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability.

Consequently, as a result of payments made during 2014 and 2015, the liability was further reduced to $16,244, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX, S.A.B. de C.V. before discount of $11,136, as of December 31, 2015, CEMEX, S.A.B. de C.V.’s liability was reduced to $3,971. As of December 31, 2018 and 2017, considering payments made during these years net of inflation adjustments, CEMEX, S.A.B. de C.V. reduced the balance payable to $1,571 and $2,456, respectively.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

18.2)	DEFERRED INCOME TAXES

The effect of deferred income taxes for the period represents the difference between the income tax balances at the beginning and end of the period. As of December 31, 2018 and 2017 the temporary differences that generated the deferred income tax assets and liabilities of CEMEX, S.A.B. de C.V. are presented below:

	2018	2017
Deferred tax assets:
Allowances for doubtful accounts	$95	77
Provisions	190	170
Advances from customers	818	872
Accounts payable to related parties	64	108
Derivative financial instruments	58	120

Total deferred tax assets	1,225	1,347

Deferred tax liabilities:
Land and buildings	(454)	(488)
Derivative financial instruments	(44)	(130)
Convertible securities	64	95
Advance payments	21	4

Total deferred tax liabilities	(413)	(519)

Net deferred tax assets	$812	828

CEMEX, S.A.B. de C.V. does not recognize a deferred tax liability for the undistributed earnings generated by its subsidiaries, considering that such undistributed earnings are expected to be reinvested and not generating taxable income in the foreseeable future. In addition, for the year ended December 31, 2018, CEMEX, S.A.B. de C.V. recognized an income tax revenue within other comprehensive income in stockholders’ equity of $348 related to the net investment hedge (note 16.4) and $33 related to the adoption of IFRS9 on January 1, 2018.

18.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2018, 2017 and 2016, the effective income tax rates were as follows:

	2018	2017	2016
Net income before income tax	$10,854	14,486	17,430
Income tax	(387)	738	(3,399)

Effective income tax rate [1]	(3.6%)	5.1%	(19.5%)

1	The average effective tax rate equals the net amount of income tax benefit or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

The effects of inflation are recognized differently for tax purposes and for book purposes. This situation, as in the differences between book and tax bases, give rise to permanent differences between the approximate tax rate and the effective rate shown in the income statement of CEMEX, S.A.B. de C.V.

As of December 31, 2018, 2017 and 2016, these differences are as follows:

	2018		2017		2016
	%	$	%	$	%	$
Tax law income tax rate	(30.0)	(3,256)	(30.0)	(4,346)	(30.0)	(5,229)
Inflation adjustments	(31.4)	(3,404)	(32.8)	(4,755)	(12.5)	(2,178)
Non-deductible and other items	57.8	6,273	67.9	9,839	23.0	4,008

Effective tax rate and tax benefit (expense)	(3.6)	(387)	5.1	738	(19.5)	(3,399)

The Results on tax benefits for the year, includes changes during the period related to deferred tax assets originated by tax loss carryforwards.

19)	STOCKHOLDERS’ EQUITY

As of December 31, 2018 and 2017, stockholders’ equity excludes investments in CPOs of CEMEX, S.A.B. de C.V. held by subsidiaries of $194 (20,541,277 CPOs) and $301 (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

19.1)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2018 and 2017, common stock and additional paid-in capital was as follows:

	2018	2017
Common stock	$4,171	4,171
Additional paid-in capital	141,151	140,483

	$145,322	144,654

As of December 31, 2018 and 2017, the common stock of CEMEX, S.A.B. de C.V. was represented as follows:

	2018		2017
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	30,002,628,318	15,001,314,159	30,214,469,912	15,107,234,956
Unissued shares authorized for executives’ stock compensation programs	936,375,524	468,187,762	531,739,616	265,869,808
Repurchased shares [3]	307,207,506	153,603,753	—	—
Shares that guarantee the issuance of convertible securities [4]	4,529,603,200	2,264,801,600	4,529,605,020	2,264,802,510
Shares authorized for the issuance of stock or convertible securities [5]	302,144,720	151,072,360	—	—

	36,077,959,268	18,038,979,634	35,275,814,548	17,637,907,274

1	As of December 31, 2018 and 2017, 13,068,000,000 shares correspond to the fixed portion, and 41,048,938,902 shares in 2018 and 39,845,721,822 shares in 2017, correspond to the variable portion.
2

Series “A” or Mexican shares must represent at least 64% of CEMEX, S.A.B. de C.V.’s capital stock; meanwhile, Series “B” or free subscription shares must represent at most 36% of CEMEX, S.A.B. de C.V.’s common stock.

3	Shares repurchased under the share repurchase program authorized by CEMEX, S.A.B. de C.V.’s shareholders.
4	Refers to those shares that guarantee the conversion of both the outstanding voluntary and mandatorily convertible securities and new securities issues (note 16.2).
5	Shares authorized until April 4, 2023 for issuance in a public offer or private placement or by issuance of new convertible securities.

On April 5, 2018, stockholders at the annual ordinary shareholders’ meeting approved: (i) a resolution to increase the variable common stock by issuing up to 750 million shares (250 million CPOs), which will be kept in the Parent Company’s treasury and used to be subscribed and paid pursuant to the terms and conditions of CEMEX, S.A.B. de C.V.’s long-term compensation stock program, and (ii) the amount of a reserve of up to US$500 or its equivalent in pesos for the year ending December 31, 2018 and until the next ordinary shareholders meeting to be held in 2019 for purposes of a Parent Company’s share repurchase program. On April 5, 2018, stockholders at the extraordinary shareholders’ meeting approved a resolution to increase the variable common stock by issuing up to 453 million shares (151 million CPOs), which will be kept in the Parent Company’s treasury for potential issuance in a public offer or private placement or by issuance of new convertible securities. This authorization expires on April 4, 2023.

On March 30, 2017, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,687 million shares (562 million CPOs), shares which were issued, representing an increase in common stock of $5, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of $9,459; (ii) increase the variable common stock by issuing up to 258 million shares (86 million CPOs), which will be kept in the Parent Company’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX, S.A.B. de C.V.’s convertible securities (note 16.2).

On March 31, 2016, stockholders at the annual ordinary shareholders’ meeting approved resolutions to: (i) increase the variable common stock through the capitalization of retained earnings by issuing up to 1,616 million shares (539 million CPOs), shares which were issued, representing an increase in common stock of $4, considering a nominal value of $0.00833 per CPO, and additional paid-in capital of $6,966; (ii) increase the variable common stock by issuing up to 297 million shares (99 million CPOs), which will be kept in CEMEX, S.A.B. de C.V.’s treasury to be used to preserve the anti-dilutive rights of note holders pursuant CEMEX, S.A.B. de C.V.’s convertible securities (note 16.2).

In connection with the long-term executive share-based compensation programs in 2018, 2017 and 2016, CEMEX, S.A.B. de C.V. issued approximately 49.3 million CPOs, 53.2 million CPOs and 53.9 million, respectively, generating an additional paid-in capital of $706 in 2018, $817 in 2017 and $742 in 2016 associated with the fair value of the compensation received by executives.

19.2)	RETAINED EARNINGS

CEMEX, S.A.B. de C.V.’s net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the equity represented by the common stock. As of December 31, 2018, 2017 and 2016, the legal reserve amounted to $1,804.

20)	CONTINGENCIES AND COMMITMENTS

20.1)	GUARANTEES

As of December 31, 2018 and 2017, CEMEX, S.A.B. de C.V., had guaranteed loans of certain subsidiaries for US$1,493 ($29,331) and US$1,506 ($29,601), respectively.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

20.2)	PLEDGED ASSET

CEMEX, S.A.B. de C.V. transferred to a guarantee trust the shares of its main subsidiaries, including, among others, CEMEX México, S.A. de C.V., New Sunward Holding B.V. and CEMEX España, S.A., and entered into pledge agreements in order to secure payment obligations under the 2017 Credit Agreement (formerly under the 2014 Credit Agreement and the Facilities Agreement) and other debt instruments entered into prior and after the date of these agreements (note 16.1).

As of December 31, 2018 and 2017, there are no liabilities secured by property, machinery and equipment.

20.3)	OTHER COMMITMENTS

On April 28, 2017, CEMEX, S.A.B. de C.V. concluded the sale of its assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., subsidiary in Mexico of Pumping Team S.L.L. (“Pumping Team”), specialist in the supply of ready-mix concrete pumping services based in Spain, for an aggregate price of $1,649, which included the sale of fixed assets for $309, plus administrative and client and market development services, as well as the lease of facilities in Mexico that CEMEX, S.A.B. de C.V. will supply to Pumping Team over a period of ten years with the possibility to extend for three additional years, for an aggregate initial amount of $1,340, which are recognized each period as services are rendered. There is the possibility of a contingent revenue subject to results for up to $557 linked to annual metrics beginning in the first year and up to the fifth year of the agreement. For the first year of operation under the agreements from May 2017 to April 2018, CEMEX, S.A.B. de C.V. received $25 of this contingent revenue.

20.4)	CONTRACTUAL OBLIGATIONS

As of December 31, 2018 and 2017, CEMEX, S.A.B. de C.V. had the following contractual obligations are as follows:

(Millions of U.S. dollars)		2018						2017
Obligations		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total		Total
Long-term debt [1]	US	$—	1,739	2,100	3,565	7,404	US	$7,984
Convertible notes [2]		19	514	—	—	533		906
Finance leases obligations [3]		3	6	—	—	9		10

Total debt and other financial obligations		22	2,259	2,100	3,565	7,946		8,900
Interest payments on debt [4]		352	649	481	375	1,857		2,387
Operating leases [5]		10	21	16	7	54		27

Total contractual obligations	US	$384	2,929	2,597	3,947	9,857	US	$11,314

		$7,542	57,564	51,023	77,556	193,685		$222,319

1

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX, S.A.B. de C.V. has replaced its long-term obligations for others of a similar nature.

2	Refers to the convertible notes described in note 16.2 and assumes repayment at maturity and no conversion of the notes.
3

Represent nominal cash flows. Beginning January 1, 2019, IFRS 16 eliminates the classifications of finance and operating leases. This elimination has no effect in the reported amounts of cash flows considering the contracts outstanding as of December 31, 2018 (note 2.16).

4	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX, S.A.B. de C.V. used the floating interest rates in effect as of December 31, 2018 and 2017.
5

The amounts represent nominal cash flows. CEMEX, S.A.B. de C.V. has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$21 ($408) in 2018, US$18 ($348) in 2017 and US$14 ($284) in 2016. Beginning January 1, 2019, IFRS 16 eliminates the classifications of finance and operating leases. This elimination has no effect in the reported amounts of cash flows considering the contracts outstanding as of December 31, 2018 (note 2.16).

21)	CONTINGENCIES

CEMEX, S.A.B. de C.V. is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable or remote. In certain cases, a negative resolution may represent a decrease in future revenues, an increase in operating costs or a loss. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX, S.A.B. de C.V. cannot assure the achievement of a final favorable resolution. As of December 31, 2018, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•

On March 16, 2018, a putative securities class action complaint was filed against CEMEX, S.A.B. de C.V. and one of its members of the board of directors (CEO) and certain of its officers (CEO and CFO) in the U.S. District Court for the Southern District of New York, on behalf of investors who purchased or otherwise acquired securities of CEMEX, S.A.B. de C.V. between August 14, 2014 to March 13, 2018, inclusive. The complaint alleges that CEMEX, S.A.B. de C.V. purportedly issued press releases and SEC filings that included materially false and misleading statements in connection with alleged misconduct relating to the Maceo Project and the potential regulatory or criminal actions that might arise as a result. On September 14, 2018, CEMEX, S.A.B. de C.V. filed a motion to dismiss this lawsuit. During the fourth quarter of 2018, plaintiffs filed an opposition brief to this motion to dismiss. CEMEX, S.A.B. de C.V. denies liability and intends to vigorously defend the case. As of December 31, 2018, given the status of the lawsuit, CEMEX, S.A.B. de C.V. is not able to assess the likelihood of an adverse result to this lawsuit, and for the same reasons, CEMEX, S.A.B. de C.V. is not able to assess if a final adverse result in this lawsuit would have a material adverse impact on its results of operations, liquidity and financial position.

CEMEX, S.A.B. DE C.V.

Notes to the Parent Company-Only Financial Statements

As of December 31, 2018, 2017 and 2016

(Millions of Mexican pesos)

Contingencies - continued

•

In December 2016, CEMEX, S.A.B. de C.V. received subpoenas from the United States Securities and Exchange Commission (“SEC”) seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo project. These subpoenas do not mean that the SEC has concluded that CEMEX, S.A.B. de C.V. or any of its affiliates violated the law. CEMEX, S.A.B. de C.V. has been cooperating with the SEC and intends to continue cooperating fully with the SEC. The Department of Justice (“DOJ”) also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to CEMEX, S.A.B. de C.V. relating to its operations in Colombia and other jurisdictions. CEMEX, S.A.B. de C.V. intends to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2018, CEMEX, S.A.B. de C.V. is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by CEMEX, S.A.B. de C.V., or if such sanctions, if any, would have a material adverse impact on CEMEX, S.A.B. de C.V. results of operations, liquidity or financial position.

In addition, CEMEX, S.A.B. de C.V. is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions, administrative, commercial and lawless. CEMEX, S.A.B. de C.V. considers that in those instances in which obligations have been incurred, CEMEX, S.A.B. de C.V. has accrued adequate provisions to cover the related risks. CEMEX, S.A.B. de C.V. believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX, S.A.B. de C.V. is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX, S.A.B. de C.V. may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX, S.A.B. de C.V.’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX, S.A.B. de C.V. has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

KPMG Cárdenas Dosal, S.C. Manuel Àvila Camacho 176 P1, Reforma Social, Miguel Hidalgo, C.P. 11650, Ciudad de México. Teléfono: +01 (55) 5246 8300 kpmg.com.mx lndependent auditors’ report

To the Board of Directors and Stockholders

CEMEX, S.A.B. de C. V

Opinion

We have audited the separate financial statements of CEMEX, S.A.B. de C.V. (“the Company”), which comprise the separate statements of financial position as at December 31, 2018 and 2017, the separate statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2018, 2017 and 2016, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the unconsolidated financial position of the Company as at December 31, 2018 and 2017, and its unconsolidated financial performance and its unconsolidated cash flows for the years ended December 31, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Mexico and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon. and we do not provide a separate opinion on these matters.

“D.R.” © KPMG Cárdenas Dosal, S.C., la firma mexicana miembro de la red de firmas miembro de KPMG afiliadas a KPMG International Cooperative (“KPMG International”),

una entidad suiza. Impreso en México. Todos los derechos reservados.

Aguascalientes, Ags.	Guadalajara, Jal.	Puebla, Pue.
Cancún, Q, Roo.	Hermosillo, Son.	Querétaro, Qro
Ciudad de México.	León, Gto.	Reynosa, Tamps
Ciuded Juárez, Chih.	Mérida, Yuc.	Saltillo, Coah.
Culiacán, Sin.	Mexicali, B.C.	San Luis Potosi, S.L.P.
Chihuahua, Chih.	Monterray, N.L.	Tijuana, B.C.

Measurement of Investments in subsidiaries
See Note 12 to the separate financial statements
The key audit matter	How the matter was addressed in our audit

The Company’s investments in subsidiaries represent approximately 96% of the Company’s unconsolidated assets and is therefore the most significant component of the Company’s balance sheet.

Management’s evaluation of potential triggering events over impairment of its investments requires the exercise of critical judgment, making this a key audit matter.

We also audit the consolidated financial statements of the Company and issued our audit opinion thereon on this same date. When performing the audit of the consolidated financial statements we assessed the Company’s goodwill impairment analysis over the most significant subsidiaries. We used such analysis to consider, whether management’s conclusions with respect to potential impairment triggering events was appropriate, considering the amount of investments in subsidiaries from a separate financial statement perspective.

Recoverability of deferred tax assets related to tax loss carry forwards
See Note 18.2 to the separate financial statements
The key audit matter	How the matter was addressed in our audit

The Company has significant unrecognized deferred tax assets in respect of tax losses.

There is inherent uncertainty involved in forecasting future taxable profits, which determines the extent to which deferred tax assets are or are not recognized. The periods over which the deferred tax assets are expected to be recovered can be extensive.

As a result, we consider this to be a key audit matter.

The Company’s separate financial position shows a significant concentration in liabilities denominated in U.S. dollars which, for Mexican tax reporting purposes, results in significant foreign exchange fluctuations which are deductible/taxable in the year in which they accrue as a result of changes in the exchange rate of the Mexican peso to the U.S. dollar. The current uncertainty on said exchange rate increases the amount of judgment needed to conclude on the projections of future taxable income.

Our procedures included considering historical levels of taxable profits and comparing the assumptions used in respect of future taxable profit forecasts to those used in the Company’s long-term forecasts, such as the forecasts prepared in relation to goodwill impairment evaluations used in preparation of the consolidated financial statements.

Our tax specialists assisted in evaluating the reasonableness of key tax assumptions, timing of reversal of temporary differences and expiration of tax loss carry forwards based on our knowledge of applicable tax regulations.

For our analysis of recoverability of deferred tax assets related to tax losses, we evaluated management’s scenarios of the possible changes in exchange rates of the Mexican peso to the U.S. dollar in order to conclude whether it was reasonable or not to recognize such tax losses. Nonetheless, there is significant uncertainty with respect to future exchange gains or losses that may affect the use of such tax losses and may therefore affect the carrying amount of the related deferred tax assets.

We also assessed the adequacy of the Company’s disclosures setting out the basis of the deferred tax disclosures setting out the basis of the deferred tax asset balances and the level of estimation involved.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the separate financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Joaquin Alejandro Aguilera Davila
C.P.C. Joaquin Alejandro Aguilera Davila

KPMG Cárdenas Dosal, S.C.

Monterrey, N.L.

January 30, 2019